     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 1999

                                                      REGISTRATION NO. 333-79355
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                               AMENDMENT NO. 5 TO


                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              QUOTESMITH.COM, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    DELAWARE
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                                      7375
                          (PRIMARY STANDARD INDUSTRIAL
                         CLASSIFICATION OR CODE NUMBER)

                                   58-1521612
                                (I.R.S. EMPLOYER
                             IDENTIFICATION NUMBER)

                       8205 SOUTH CASS AVENUE, SUITE 102
                             DARIEN, ILLINOIS 60561
                                 (630) 515-0170
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                           BURKE A. CHRISTENSEN, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              QUOTESMITH.COM, INC.
                       8205 SOUTH CASS AVENUE, SUITE 102
                             DARIEN, ILLINOIS 60561
                                 (630) 515-0170
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                           ROBERT A. MCWILLIAMS, ESQ.
                             CRAIG C. BRADLEY, ESQ.
                            GORDON P. PAULSON, ESQ.
                               FREEBORN & PETERS
                       311 SOUTH WACKER DRIVE, SUITE 3000
                            CHICAGO, ILLINOIS 60606
                                 (312) 360-6551
                              (312) 360-6570 (FAX)
                             LARRY A. BARDEN, ESQ.
                              JON A. BALLIS, ESQ.
                            SHARON R. FLANAGAN, ESQ.
                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                              (312) 853-7036 (FAX)

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE CANNOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH AN OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JULY 30, 1999


PROSPECTUS

                                5,000,000 SHARES
                             [QUOTESMITH.COM LOGO]

                                  COMMON STOCK

     This is an initial public offering of common stock by Quotesmith.com, Inc. We are selling 5,000,000 shares of our common stock. We have agreed to sell to Intuit Inc., one of our stockholders, shares in this offering having an aggregate purchase price of $3 million and a per share purchase price equal to the initial public offering price. We estimate that the initial public offering price will be between $9.00 and $11.00 per share.
                            ------------------------

     There is currently no public market for our common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "QUOT."
                            ------------------------

                                                                PER SHARE          TOTAL
                                                                ---------          -----
Initial public offering price...............................     $              $
Underwriting discounts and commissions......................     $              $
Proceeds to Quotesmith.com, before expenses.................     $              $

                            ------------------------

     Quotesmith.com has granted the underwriters an option for a period of 30 days to purchase up to 705,000 additional shares of common stock. The underwriters are severally underwriting the shares being offered, other than shares sold directly to Intuit, on a firm commitment basis. No underwriting discounts or commissions will be paid in connection with our sale of common stock to Intuit. At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares being offered for several of our employees and directors and others who have a relationship to us.
                            ------------------------

      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
              PAINEWEBBER INCORPORATED
                            ABN AMRO ROTHSCHILD
                                  A DIVISION OF ABN AMRO
                                      INCORPORATED
                                           CHARLES SCHWAB & CO., INC.
               , 1999

                          [INSIDE FRONT COVER ARTWORK]


GATEFOLD PAGE
-------------

   Top of page:     Buyer-Driven (circular stock photo, fades)
                    Insurance
      Headline:     There has to be a better way...
                    We believe Quotesmith.com is the better way.


   Subheadings:     Instant insurance quotes from over 300 companies. Each quote guaranteed accurate. Consumers can search the market in
                    seconds and buy from the company of their choice.
    Background:     Faded, Names of various insurance companies for which
                    Quotesmith.com is appointed as an agent.

Bottom of Page:     Quotesmith.com service mark.

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
Prospectus Summary..........................................      3
Risk Factors................................................      7
Special Note Regarding Forward-Looking Statements...........     18
Use of Proceeds.............................................     19
Dividend Policy.............................................     19
Capitalization..............................................     20
Dilution....................................................     21
Selected Financial and Other Data...........................     22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     23
Business....................................................     32
Management..................................................     46
Certain Transactions........................................     54
Principal Stockholders......................................     55
Description of Capital Stock................................     56
Shares Eligible for Future Sale.............................     62
Underwriting................................................     64
Plan of Distribution........................................     66
Legal Matters...............................................     66
Experts.....................................................     66
Additional Information......................................     67
Index to Financial Statements...............................    F-1

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in the prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the information under "Risk Factors" beginning on page 7 and the financial statements beginning on page F-1, before making an investment decision.

                                 QUOTESMITH.COM

     We believe that Quotesmith.com is the most comprehensive Internet-based insurance service available. The Quotesmith.com service enables consumers and business owners to obtain instant quotes from over 300 insurance companies, and we guarantee the accuracy of every quote. Combining the reach and efficiency of the Internet with our proprietary database and industry expertise developed over the past 15 years, we provide a complete "quote to policy delivery" insurance solution without the involvement of any commissioned salespeople.

     We have created a model that addresses the challenges faced by traditional insurance distribution methods in a manner that offers significant benefits to both consumers and insurance companies. The Quotesmith.com model allows consumers to:

     - efficiently search for, analyze and compare insurance products;

     - quickly request and obtain insurance quotes; and

     - easily select and purchase insurance from the insurance company of their choice.

While we have recently expanded the types of insurance products that we offer to our customers, historically our primary product has been term life insurance. Since we began providing instant insurance quotes on the Internet in May 1996, consumers have purchased more than 29,000 paid insurance policies through us.

     Insurance premiums paid in the United States in 1998 exceeded $1.1 trillion. The growing acceptance of the Internet and electronic commerce presents a significant opportunity for the insurance industry by allowing self-directed consumers to more efficiently and effectively research and transact with insurance companies. The fragmentation of the insurance industry and the significant price and product variation has led consumers and insurance companies to seek alternative means of purchase and distribution. According to a recent research report, Internet-influenced sales of insurance are expected to grow from $1.5 billion in 1998 to $11.0 billion in 2003. We believe that the vast information sharing and communications power of the Internet will significantly improve the insurance industry for both consumers and insurance companies.

     While a number of new companies have emerged in an attempt to capitalize on this online insurance opportunity, we do not believe that any of these efforts fully addresses the limitations inherent in traditional insurance distribution or the challenges faced by consumers in effectively purchasing insurance. The Quotesmith.com solution provides the following principal advantages to both consumers and insurance companies:

     - Comprehensive source of insurance information and products including insurance quotes from over 300 insurance companies across several types of insurance and access to what we believe is the largest, most complete repository of comparative information on insurance products, insurance pricing and insurance providers.

     - Guaranteed-accurate instant quotes for which we offer a $500 cash reward guarantee that we provide an accurate quote. This Quotesmith.com guarantee is unmatched by our competitors.

     - A no salesperson approach that eliminates face-to-face commissioned agents from the insurance purchase process and puts consumers in control of their insurance purchase decisions.

     - Convenience for consumers to gather information and compare insurance products on a single Web site, from any location and on their own time.

     - Quote to policy delivery support that provides continued, value-added service and assistance throughout the insurance purchase process including answering questions and arranging paramedical examinations.

     - Focus on customer service through a highly-trained, experienced and non-commissioned customer service staff that provides support throughout the application process and aims to eliminate consumer dissatisfaction and frustration.

     - Fully licensed national insurance agency with the ability to provide insurance policies to consumers throughout the United States.

     - User friendly system that provides service 24 hours a day, 7 days a week through an easy to use Web site designed for fast viewing and rapid downloading.

     The Quotesmith.com model is unique and distinct from both traditional and online models. Our Internet-based model provides a complete "quote to policy delivery" insurance solution. By providing extensive comparative information and responsive customer service throughout the entire insurance information gathering and purchase process, our model enhances the consumer experience at each stage and streamlines the overall process. We are not a lead referral service or an online distribution channel for a single insurance company, but rather we generate revenues when our customers have successfully obtained an insurance policy from the insurance company of their choice through our service.

     We strive to be the leading Internet-based service for all insurance needs of consumers and small businesses. We plan to continue to build the Quotesmith.com brand, offer additional insurance products, expand the number of participating insurance companies, leverage our customer base, strengthen and pursue strategic relationships and continue to focus on customer service.

     We incorporated and began our operations in March 1984 with an electronic quotation and policy information service for insurance agents and brokers. Over the past 15 years, we have been developing our proprietary insurance price comparison service technology and industry expertise. In 1993, we became licensed to offer insurance throughout the United States and in 1994 began providing quotes directly to consumers. We recently entered into a strategic agreement with Intuit Insurance Services, Inc., a wholly-owned subsidiary of Intuit Inc., which licenses our insurance quotation database technologies and extends our customer service and insurance brokerage capabilities to Intuit Insurance Services and several of its affiliated Internet sites.

     Our headquarters and principal offices are located at 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561, and our telephone number is (630) 515-0170.

                                  THE OFFERING

Common stock offered by Quotesmith.com......    5,000,000 shares

Common stock to be outstanding after this
offering....................................    18,515,091 shares

Use of proceeds.............................    For repayment of debt, general
                                                corporate purposes, including
                                                selling, marketing and brand
                                                promotion expenditures and
                                                working capital purposes. See
                                                "Use of Proceeds" on page 19.

Risk factors................................    For a discussion of certain
                                                risks you should consider before
                                                investing in Quotesmith.com
                                                common stock, see "Risk Factors"
                                                beginning on page 7.

Proposed Nasdaq National Market symbol......    QUOT
                            ------------------------

     These share numbers exclude:

     - 500,000 shares of common stock issuable upon exercise of options outstanding as the date hereof and 212,000 shares of common stock issuable upon exercise of options that we will grant upon completion of this offering, under our 1997 Stock Option Plan; and

     - 1,013,000 shares of common stock available for future grant or issuance under our 1997 Stock Option Plan and 1999 Employee Stock Purchase Plan after our grant of options to purchase 212,000 shares upon the completion of this offering.
                            ------------------------

     Unless otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option will not be exercised.
                            ------------------------

     We maintain a Web site on the World Wide Web at www.quotesmith.com. The information on our Web site is not part of this prospectus. Quotesmith.com and the Quotesmith.com logo are service marks of Quotesmith.com, Inc. All brand names and trademarks appearing in this prospectus are the property of their respective holders.

     The statement of operations data and balance sheet data presented below are derived from our financial statements included at the end of this prospectus beginning on page F-1. The as adjusted balance sheet data summarized below reflects the application of the net proceeds from the sale of the shares of common stock in this offering at an assumed initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

                    SUMMARY FINANCIAL AND OTHER INFORMATION
    (in thousands, except per share data and selected operating statistics)

                                                                                       SIX MONTHS
                                                YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                           ---------------------------------      --------------------
                                            1996         1997         1998         1998         1999
                                           -------      -------      -------      -------      -------
STATEMENT OF OPERATIONS DATA:
     Revenues..........................     $3,812       $4,262       $5,576       $2,556      $ 3,050
     Expenses(1).......................      3,446        4,898        5,774        2,318        6,207
     Operating income (loss)...........        366         (636)        (198)         238       (3,157)
     Net income (loss).................        223         (467)        (196)         195       (3,116)
     Basic and diluted net income
       (loss) per share................     $ 0.02       $(0.04)      $(0.02)      $ 0.02      $ (0.23)
     Weighted average common shares and
       equivalents outstanding:
          Basic........................     12,154       11,956       12,258       12,145       13,271
          Diluted......................     12,154       11,956       12,258       12,187       13,271

                                                                   JUNE 30, 1999
                                                                --------------------
                                                                               AS
                                                                ACTUAL      ADJUSTED
                                                                ------      --------
BALANCE SHEET DATA:
     Cash...................................................    $3,387      $46,946
     Working capital........................................     1,538       47,275
     Total assets...........................................     5,074       48,421
     Total stockholders' equity.............................     2,214       47,739

                                                                                       SIX MONTHS
                                                YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                           ---------------------------------      --------------------
                                            1996         1997         1998         1998         1999
                                           -------      -------      -------      -------      -------
SELECTED OPERATING STATISTICS:
     Quotes............................    354,000      592,000      831,000      304,000      702,000

-------------------------
(1) Since January 1, 1997, our direct response advertising costs no longer qualify for deferral and are expensed as incurred. If direct response advertising costs had not been deferred and amortized for any year, expenses would have been $3.6 million in 1996 and $4.4 million in 1997.

                                  RISK FACTORS

     You should consider carefully the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS BECAUSE OF OUR LIMITED ELECTRONIC COMMERCE HISTORY

     Although we began operations in 1984, we did not begin our Internet operations until May 1996. Accordingly, we have a limited history in operating our electronic commerce business on which you can evaluate our company and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in a transitional stage of development, particularly companies in new and rapidly evolving markets, such as electronic commerce, using new and unproven business models.

OUR INTERNET-BASED INSURANCE SERVICE HAS NOT BEEN PROFITABLE AND MAY NOT BECOME PROFITABLE IN THE FUTURE

     Our first complete year of focusing on our Internet-based insurance service was 1997. We incurred operating losses of approximately $636,000 in 1997, $198,000 in 1998 and $3.2 million for the six months ended June 30, 1999. Because we plan to continue to significantly increase our operating expenses in an attempt to increase our consumer base, we will need to generate significantly higher revenues to achieve profitability. Even if we achieve profitability, we may not be able to maintain profitability in the future. In addition, as our business model evolves, we expect to introduce a number of new products and services that may or may not be profitable for us.

IF THE TERM LIFE INSURANCE INDUSTRY DECLINES, OUR BUSINESS WILL SUFFER BECAUSE NEARLY ALL OF OUR REVENUES ARE CURRENTLY DERIVED FROM CONSUMERS PURCHASING TERM LIFE INSURANCE THROUGH US

     Because nearly all of our revenues are currently derived from consumers purchasing term life insurance through us, our current financial condition is largely dependent on the term life insurance industry and in particular consumers' demand for term life insurance policies. If sales of term life insurance decline, whether due to the introduction of new products, shifting consumer preferences or otherwise, our business would be substantially harmed. In addition, in recent years, term life insurance premiums have been declining. This decline has caused our average commission per equivalent face amount of a policy to decrease and has contributed to our operating losses since 1997. If term life insurance premiums continue to decline, it may become more difficult for us to become profitable.

IF THE PURCHASE OF INSURANCE OVER THE INTERNET OR OUR SERVICE OFFERINGS DO NOT ACHIEVE WIDESPREAD CONSUMER ACCEPTANCE, OUR BUSINESS WILL BE HARMED

     Our success will depend in large part on widespread consumer acceptance of purchasing insurance online. The development of an online market for insurance has only recently begun, is rapidly evolving and likely will be characterized by an increasing number of market entrants. Therefore, there is significant uncertainty with respect to the viability and growth potential of this market. Our future growth, if any, will depend on the following critical factors:

     - the growth of the Internet as a commerce medium generally, and as a market for consumer financial products and services specifically;

     - consumers' willingness to conduct self-directed insurance research;

     - our ability to successfully and cost-effectively market our services to a sufficiently large number of consumers;

     - our ability to consistently fulfill application requests on an efficient and timely basis; and

     - our ability to overcome a perception among many consumers that obtaining insurance online is risky.

     There can be no assurance that the market for our services will develop, that our services will be adopted or that consumers will significantly increase their use of the Internet for obtaining insurance. If the online market for insurance fails to develop or develops more slowly than expected, or if our services do not achieve widespread market acceptance, our business would be significantly harmed.

WE MAY GENERATE LIMITED REVENUES BECAUSE CONSUMERS CAN OBTAIN FREE QUOTES AND OTHER INFORMATION WITHOUT PURCHASING INSURANCE THROUGH OUR WEB SITE

     We only generate revenues if a consumer purchases insurance through our service. Consumers can access our Web site and obtain quotes and other information free of charge without any obligation to purchase insurance through us. Because virtually all of the insurance policies quoted at our Web site can be purchased through sources other than us, consumers may take the quotes and other information that we provide to them and purchase one of our quoted policies from the agent or broker of their choice. If consumers only use our Web site for quote information purposes, we will not generate revenues and our business would be significantly harmed.

WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR QUARTERLY RESULTS, WHICH MAKES IT DIFFICULT FOR INVESTORS TO MAKE RELIABLE PERIOD-TO-PERIOD COMPARISONS AND MAY CONTRIBUTE TO VOLATILITY IN OUR STOCK PRICE

     Our quarterly revenues and operating results have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. Causes of these fluctuations have included, among other factors:

     - the length of time it takes for an insurance company to verify that an applicant meets the specified underwriting criteria -- this process can be lengthy, unpredictable and subject to delays over which we have little or no control, including underwriting backlogs of the insurance company and the accuracy of information provided by the applicant; we tend to place a significant number of policies with the most price-competitive insurance companies, who, due to volume, have longer and more unpredictable underwriting time frames;

     - increases in selling and marketing expenses, as well as other operating expenses;

     - volatility in bonus commissions paid to us by insurance companies which typically are highest in the fourth quarter;

     - volatility in renewal commission income;

     - the conversion and fulfillment rates of consumers' applications, which vary according to insurance product;

     - new sites, services and products by our competitors;

     - price competition by insurance companies in the sale of insurance policies; and

     - the level of Internet usage for insurance products and services.

     In addition, we have a very long revenue cycle. As a result, substantial portions of our expenses, including selling and marketing expenses, are incurred well in advance of potential revenue generation. If revenues do not meet our expectations as a result of these selling and marketing expenses, our results of operations will be harmed.

     Any one or more of the above-mentioned factors could harm our business and results of operations, which makes quarterly predictions difficult and often unreliable. As a result, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful and not good indicators of our future performance. Due to the above-mentioned and other factors, it is possible that in one or more future quarters our operating results will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common stock would likely decrease.

WE MUST FURTHER DEVELOP OUR BRAND RECOGNITION IN ORDER TO REMAIN COMPETITIVE

     There are a growing number of Web sites that offer services that are competitive with the services we offer. Therefore, we believe that broader recognition and a favorable consumer perception of the Quotesmith.com brand are essential to our future success. Accordingly, we intend to continue to pursue an aggressive brand-enhancement strategy consisting of our traditional print advertising, as well as national radio and television advertising, online marketing and promotional efforts. We incurred approximately $1.8 million of selling and marketing expenses during the twelve months ended December 31, 1998 and $2.1 million for the six months ended June 30, 1999. To increase awareness of our brand we are expecting to incur significantly greater amounts. If these expenditures do not result in a sufficient increase in revenues to cover these additional selling and marketing expenses, our business, results of operations and financial condition would be harmed.

WE MUST SUCCESSFULLY EXPAND INTO ADDITIONAL INSURANCE PRODUCTS IN ORDER TO REMAIN COMPETITIVE

     We have recently expanded our product offering to include other types of insurance in addition to our traditional term life product and may continue to do so in the future. Expanding our product offering has required significant expenditures and further expansion, if any, will require additional expenditures. In addition, a portion of our increased selling and marketing expenditures will be used to promote these new product offerings. However, to date we have generated small amounts of revenues from our new product types. If our new product offerings do not generate sufficient revenues to cover the related expenditures, our business, results of operations and financial condition would be harmed.

PURSUANT TO OUR AGREEMENT WITH INTUIT INSURANCE SERVICES, WE MAY NOT PURSUE SOME STRATEGIC RELATIONSHIPS OR AGREEMENTS WITHOUT ITS PRIOR CONSENT AND INTUIT INSURANCE SERVICES MAINTAINS A WEB SITE THAT IS COMPETITIVE WITH OUR SERVICE

     Pursuant to the services agreement we have with Intuit Insurance Services, in some situations we may not enter into strategic relationships or agreements with some companies, many of whom are significant participants in electronic commerce, without Intuit Insurance Services' prior consent. This agreement may preclude us from entering into strategic relationships we find desirable. In addition, Intuit Insurance Services' Quicken InsureMarket provides online insurance services similar to ours. Because Intuit Insurance Services operates a competitive service and Intuit Inc. is one of our significant stockholders, we may face conflicts of interest with Intuit that could harm our business. For more information about our relationship with Intuit Inc. and Intuit Insurance Services refer to "Business -- Strategic Relationships and Agreements -- Intuit Inc." on page 42 and "Certain Transactions" on page 54.

BECAUSE WE GENERATE A SIGNIFICANT AMOUNT OF REVENUE FROM A SMALL NUMBER OF INSURANCE COMPANIES, WE COULD EXPERIENCE A SUBSTANTIAL DROP IN OUR REVENUES IF HIGH VOLUME INSURANCE COMPANIES REFUSE TO APPOINT US AS THEIR AGENT

     We generate a significant portion of our revenues in any given year from a small number of insurance companies. Our top five insurance companies represented 54.9% of the paid policies we sold for the six months ended June 30, 1999, 64.0% during 1998 and 77.5% in 1997. These insurance companies that generate large policy volume for us do so principally because they offer the lowest risk-adjusted premium rates during the relevant period.

     We conduct our insurance business pursuant to agency contracts with insurance companies. We cannot guarantee that we will continue to be appointed as an agent to offer insurance for these or any other insurance companies. In addition, these contracts, if entered into, can be terminated with or without cause and with little or no notice to us by the insurance company. The loss of one or more of these agency contracts with an insurance company that is charging competitive or low premium rates could harm our business substantially.

WE DO NOT HAVE AGENCY CONTRACTS WITH ALL OF THE INSURANCE COMPANIES WE QUOTE ON OUR WEB SITE AND SOME INSURANCE COMPANIES MAY REFUSE TO PARTICIPATE IN OUR DATABASE OR REFUSE TO DO BUSINESS WITH US

     While we obtain the information contained in our database directly from over 300 insurance companies being quoted and listed at our Web site, we currently hold agency contracts with 115 insurance companies. We typically seek formal agency appointment from an insurance company after we receive a purchase request for that insurance company's product from a consumer. In the past a number of insurance companies quoted on our Web site have refused to appoint us as an agent or refused to permit us to publish their quotes for various reasons, including:

     - we do not meet with our customers on a face-to-face basis;

     - some insurance companies may have exclusive relationships with other agents;

     - we publicly market our service on a price-oriented basis which is not compatible with the insurance company's branding efforts; and

     - a formal business relationship with us might be perceived negatively by the insurance company's existing distribution channels.

     We do not intentionally include in our database insurance companies who object to their inclusion. If a significant number of insurance companies object to the inclusion of their information in our database the breadth of our database would be limited. In addition, we only generate revenues from the 115 insurance companies for whom we are appointed as an agent. If consumers desire to purchase a material number of policies from insurance companies with whom we are not appointed as an agent, and these insurance companies refuse to enter into agency contracts with us, it could harm our business and results of operations.

OUR STRATEGIC RELATIONSHIPS AND AGREEMENTS DO NOT CURRENTLY, AND MAY NEVER, GENERATE A MATERIAL AMOUNT OF REVENUES FOR US

     As part of our marketing strategy, we recently began to enter into strategic relationships and agreements to increase our access to online consumers. We currently have strategic agreements with Intuit Insurance Services, drkoop.com, XOOM.com and The Progressive Corporation. However, to date we have derived only a minimal amount of revenues from these arrangements. Under certain of these strategic agreements, we are obligated to pay referral fees based upon requests for applications or quotes, each of which do not generate revenue for us unless it results in a purchased insurance policy. In addition, most of these strategic agreements permit either party to terminate the agreement with short notice. As a result, we cannot assure you that any of these relationships or agreements will be profitable or generate any material amount of revenues in the future. If our strategic relationships and agreements do not meet our expectations regarding revenues and earnings, our business could be harmed.

IF WE DO NOT MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE HARMED

     We have expanded our operations significantly since May 1996 and anticipate that further expansion will be required to realize our growth strategy. Our operations growth has placed significant demands on our management and other resources, which is likely to continue. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers, managers and employees and improve existing systems and/or implement new systems for:

     -     transaction processing;

     -     operational and financial management; and

     -     training, integrating and managing our growing employee base.

We may not be successful in managing or expanding our operations or maintaining adequate management, financial and operating systems and controls.

IF OUR QUOTES ARE INACCURATE AND WE MUST PAY OUT CASH REWARD GUARANTEES, OUR BUSINESS COULD BE HARMED.

     We offer consumers a $500 cash reward guarantee that we provide an accurate quote. In 1997, we paid $10,000 in cash reward guarantees, in 1998, we paid $8,500 and for the six months ended June 30, 1999, we paid $6,000. If our quotes or those of services with respect to which we have click-through arrangements are inaccurate and we are required to pay a substantial number of cash reward guarantees, we could be harmed.

IF WE LOSE ANY OF OUR EXECUTIVE OFFICERS OUR BUSINESS MAY SUFFER BECAUSE WE RELY ON THEIR KNOWLEDGE OF OUR BUSINESS

     We believe that our success is significantly dependent upon the continued employment and collective skills of our executive officers, including founder and chief executive officer,

Robert S. Bland, and executive vice president, William V. Thoms. We maintain key man life insurance policies on Messrs. Bland and Thoms and both of these officers have entered into employment contracts with us. The loss of either of these two executives or any of our other executive officers could harm our company.

SOME OF OUR EXECUTIVE OFFICERS AND KEY EMPLOYEES HAVE ONLY RECENTLY BEGUN EMPLOYMENT WITH US AND MAY NOT WORK WELL TOGETHER

     Thomas A. Munro, our vice president and chief financial officer; Burke A. Christensen, our vice president of operations and general counsel; Richard W. Graeber, our vice president of Internet operations; and Grant F. Kuphall, our vice president of business development, all began employment with us since January 1, 1999. These individuals have not previously worked together and may not work together effectively. If these individuals do not work together effectively, our business would suffer.

                    RISKS RELATED TO THE INSURANCE INDUSTRY

OUR BONUS COMMISSION REVENUES ARE HIGHLY UNPREDICTABLE WHICH MAY CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS

     Our bonus commission revenues relate to the amount of premiums paid for new insurance policies to a single insurance company. In other words, if consumers purchase policies from a fewer number of insurance companies our bonus commissions will be higher than if the same policies were purchased from a larger number of insurance companies. The decision to purchase a policy from a particular insurance company typically relates to, among other factors, price of the policy and rating of the insurance company, both are factors over which we have no control. Insurance companies often change their prices in the middle of the year for competitive reasons. This may reduce the number of policies placed with that insurance company which may then reduce our potential bonus commissions. In addition, we have no control over the bonus commission rates that are set by each individual insurance company. As a result of these factors, we are unable to control the amount of bonus commission we receive in any particular quarter or year and these amounts may fluctuate significantly.

THE INSURANCE SALES INDUSTRY IS INTENSELY COMPETITIVE, AND IF WE FAIL TO SUCCESSFULLY COMPETE IN THIS INDUSTRY OUR MARKET SHARE AND BUSINESS WILL BE HARMED

     The markets for the products and services offered on our service are intensely competitive and characterized by rapidly changing technology, evolving regulatory requirements and changing consumer demands. We compete with both traditional insurance distribution channels, including insurance agents and brokers, new non-traditional channels such as commercial banks and savings and loan associations, and a growing number of direct distributors including other online services, such as Quicken InsureMarket, InsWeb Corporation and SelectQuote.

     We also potentially face competition from a number of large online services that have expertise in developing online commerce and in facilitating a high volume of Internet traffic for or on behalf of our competitors. For instance, some of our competitors have relationships with major electronic commerce companies, including Quicken InsureMarket, which has a relationship with America Online, and InsWeb, which has relationships with Yahoo!, Snap and Infoseek. Other large companies with strong brand recognition, technical expertise and experience in online commerce and direct marketing could also seek to compete in the online insurance market.

     There can be no assurance that we will be able to successfully compete with any of these current or potential insurance providers. For more information refer to "Business -- Competition" beginning on page 42.

                          RISKS RELATED TO REGULATION

OUR COMPLIANCE WITH THE STRICT REGULATORY ENVIRONMENT APPLICABLE TO THE INSURANCE INDUSTRY IS COSTLY, AND IF WE FAIL TO COMPLY WITH THE NUMEROUS LAWS AND REGULATIONS THAT GOVERN THE INDUSTRY WE COULD BE SUBJECT TO PENALTIES

     We must comply with the complex rules and regulations of each jurisdiction's insurance department which impose strict and burdensome guidelines on us regarding our operations. Compliance with these rules and regulations imposes significant costs on our business. Each jurisdiction's insurance department typically has the power, among other things, to:

     - authorize how, by which personnel and under what circumstances an insurance premium can be quoted and published;

     - approve which entities can be paid commissions from insurance companies;

     - license insurance agents and brokers; and

     - approve policy forms and regulate some premium rates.

     Due to the complexity, periodic modification and differing statutory interpretations of these laws, we may not have always been and we may not always be in compliance with all these laws. Failure to comply with these numerous laws could result in fines, additional licensing requirements or the revocation of our license in the particular jurisdiction. These penalties could significantly increase our general operating expenses and harm our business. In addition, even if the allegations in any regulatory action against us turn out to be false, negative publicity relating to any allegations could result in a loss of consumer confidence and significant damage to our brand. We believe that because many consumers and insurance companies are not yet comfortable with the concept of purchasing insurance online, the publicity relating to any such regulatory or legal issues could harm our business. For more information refer to "Business -- Regulation" beginning on page 43.

REGULATION OF THE SALE OF INSURANCE OVER THE INTERNET AND OTHER ELECTRONIC COMMERCE IS UNSETTLED, AND FUTURE REGULATIONS COULD FORCE US TO CHANGE THE WAY WE DO BUSINESS OR MAKE OPERATING OUR BUSINESS MORE COSTLY

     As a company involved in the sale of insurance over the Internet, we are subject to additional regulatory risk as insurance regulations have not been fully modified to cover Internet transactions. Currently, many state insurance regulators are exploring the need for specific regulation of insurance sales over the Internet. Any new regulation could dampen the growth of the Internet as a means of providing insurance services. Moreover, the laws governing general commerce on the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy and taxation apply to the Internet. In addition, the growth and development of the market for electronic commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. Any new laws or regulations or new interpretations of existing laws or regulations relating to the Internet could harm our business.

IF WE BECOME SUBJECT TO LEGAL LIABILITY FOR THE INFORMATION WE DISTRIBUTE ON OUR WEB SITE, OUR BUSINESS COULD BE HARMED

     Our customers rely upon information we publish regarding insurance quotes, coverages, exclusions, limitations and ratings. To the extent that the information we provide is not accurate, we could be liable for damages from both consumers and insurance companies. These types of claims have been brought, sometimes successfully, against online services and print publications in the past. These types of claims could be time-consuming and expensive to defend, divert management's attention, and could cause consumers to lose confidence in our service. As a result, these types of claims, whether or not successful, could harm our business, financial condition and results of operations.

     In addition, because we are appointed as an agent for only 115 of the over 300 insurance companies quoted on our Web site, we do not have contractual authorization to publish information regarding the policies from insurance companies for whom we are not appointed. Several of these insurance companies have in the past demanded that we cease publishing their policy information and others may do so in the future. In some cases we have published information despite these demands. If we are required to stop publishing information regarding some of the insurance policies that we track in our database, it could harm us.

             RISKS RELATED TO THE INTERNET AND ELECTRONIC COMMERCE

ANY FAILURES OF, OR CAPACITY CONSTRAINTS IN, OUR SYSTEMS OR THE SYSTEMS OF THIRD PARTIES ON WHICH WE RELY COULD REDUCE OR LIMIT VISITORS TO OUR WEB SITE AND HARM OUR ABILITY TO GENERATE REVENUE

     We use both internally-developed and third-party systems to operate our service. If the number of users of our service increases substantially, we will need to significantly expand and upgrade our technology, transaction processing systems and network infrastructure. We do not know whether we will be able to accurately project the rate or timing of any these increases, or expand and upgrade our systems and infrastructure to accommodate these increases in a timely manner. Our ability to facilitate transactions successfully and provide high quality customer service also depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Our service has experienced periodic system interruptions, and it is likely that these interruptions will continue to occur from time to time. Additionally, our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, telecommunication failures, break-ins, sabotage, computer viruses, acts of vandalism and similar events. We may not carry sufficient business interruption insurance to compensate for losses that could occur. Any system failure that causes an interruption in service or decreases the responsiveness of the our service would impair our revenue-generating capabilities, and could damage our reputation and our brand name.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO PROTECT OUR PROPRIETARY
TECHNOLOGY

     We believe that our success depends, in part, on protecting our intellectual property. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. Competitors may independently develop similar or superior products, software or business models.

     We cannot guarantee that we will be able to protect our intellectual property. Unauthorized third parties may try to copy our products or business model or use our confidential information to develop competing products. Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and still evolving. As a result, we cannot predict the future viability or value of our proprietary rights and those of other companies within the industry.

WE MAY BE SUBJECT TO CLAIMS OF INFRINGEMENT THAT MAY BE COSTLY TO RESOLVE AND, IF SUCCESSFUL, COULD HARM OUR BUSINESS


     Our business activities and products may infringe upon the proprietary rights of others. Parties may assert valid or invalid infringement claims against us. On July 28, 1999, we received notice from TechSearch L.L.C. that it believes our Web site is inducing the infringement of a patent it allegedly holds. Any infringement claims and resulting litigation, should it occur, could subject us to significant liability for damages and could result in invalidation of our proprietary rights. Even if we eventually won, any resulting litigation could be time-consuming and expensive to defend and could divert our management's attention.


IF WE ARE UNABLE TO ADAPT TO THE RAPID TECHNOLOGICAL CHANGE IN OUR INDUSTRY, WE WILL NOT REMAIN COMPETITIVE AND OUR BUSINESS WILL SUFFER

     Our market is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The recent growth of the Internet and intense competition in our industry exacerbate these market characteristics. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the features and reliability of our database and service. We may experience difficulties that could delay or prevent the successful introduction or marketing of new products and services. In addition, new enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructures or adapt our technology to respond to these changes.

IF THE YEAR 2000 PROBLEM HARMS OUR INSURANCE COMPANY SUPPLIERS WE MAY FACE DIFFICULTY COLLECTING REVENUE AND MAINTAINING CONSUMER CONFIDENCE IN OUR SERVICE

     The risks posed by year 2000 issues could adversely affect our business in a number of significant ways. If insurance companies are unable to track the receipt of premiums or the payment of insurance benefits, we will face difficulty collecting commissions and maintaining our customers confidence in our service. We believe that this is the most reasonably likely worst case scenario that could result from a year 2000 problem. Year 2000 problems that any third parties or we experience could harm our business. Although we believe that our internally developed systems and technology are year 2000 ready, our information technology system nevertheless could be substantially impaired or cease to operate due to year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating insurance company suppliers are also dependent on information technology systems and on their own third party vendors' systems. Additionally, the Internet could face serious disruptions arising from the year 2000 problem. For more information refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure" beginning on page 30.

DEMAND FOR OUR SERVICES MAY BE REDUCED IF WE ARE UNABLE TO SAFEGUARD THE SECURITY AND PRIVACY OF OUR CUSTOMER'S INFORMATION

     A significant barrier to electronic commerce and online communications has been the need for secure transmission of confidential information over the Internet. Our ability to secure the transmission of confidential information over the Internet is essential in maintaining consumer and insurance company confidence in our service. In addition, because we handle confidential and sensitive information about our customers, any security breaches would damage our reputation and could expose us to litigation and liability. We cannot guarantee that our systems will prevent security breaches.

OUR BUSINESS ASSUMES THE CONTINUED DEPENDABILITY OF THE INTERNET INFRASTRUCTURE

     Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with its significant growth and increased traffic. This will require a reliable network backbone with the necessary speed, data capacity and security, and the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face outages and delays in the future. Outages and delays are likely to cause a loss of business by affecting the level of Internet usage and the processing of insurance quotes and applications requests made through our Web site. We are unlikely to make up for this loss of business.

        RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR COMMON STOCK

OUR STOCK PRICE MAY HAVE WIDE FLUCTUATIONS, AND INTERNET-RELATED STOCKS HAVE BEEN PARTICULARLY VOLATILE

     The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations. Recently, the stock market has experienced significant price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our common stock. In addition, the market prices for stocks of Internet-related and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. If our common stock trades to unsustainably high levels following this offering, it likely will thereafter experience a material decline.

     In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs, divert management's attention and resources, and harm our financial condition and results of operations.

FUTURE SALES OF OUR COMMON STOCK MAY CAUSE OUR STOCK PRICE TO DECLINE

     After this offering and after our grant of options to purchase 212,000 shares upon completion of this offering, we will have 18,515,091 shares of common stock outstanding and we will have an additional 712,000 shares of common stock reserved for issuance pursuant to outstanding stock options. Following the consummation of this offering we intend to register for resale up to 1,225,000 shares of common stock reserved for issuance under our 1997 Stock Option Plan and 1999 Employee Stock Purchase Plan. The federal securities laws impose restrictions on the ability of stockholders who acquired their shares prior to this offering to resell their shares. Also, our directors, officers and substantially all of our current stockholders have agreed, subject to limited exceptions, not to sell their shares for a period of 180 days after the date of this prospectus.

     We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will cause the market price of our common stock to decline.

TWO OF OUR OFFICERS AND DIRECTORS WILL OWN A MAJORITY OF OUR STOCK AND WILL CONTINUE TO CONTROL OUR COMPANY AFTER THIS OFFERING AND THEIR INTERESTS MAY NOT BE THE SAME AS OUR PUBLIC STOCKHOLDERS

     Following this offering, Robert Bland, our chairman, president and chief executive officer will directly or indirectly control 39.5% of our outstanding common stock, and William Thoms, our executive vice president, will directly control 11.7% of our outstanding common stock. As a result, if Messrs. Bland and Thoms act together, they will be able to take any of the following actions without the approval of our public stockholders:

     - elect our directors;

     - amend several provisions of our charter;

     - approve a merger, sale of assets or other major corporate transaction;

     - defeat any takeover attempt, even if it would be beneficial to our public stockholders; and

     - otherwise control the outcome of all matters submitted for a stockholder vote.

     This control could discourage others from initiating a potential merger, takeover or another change of control transaction that could be beneficial to our public stockholders. As a result, the market price of our common stock could be harmed.

OUR CHARTER DOCUMENTS AND DELAWARE LAW CONTAIN PROVISIONS THAT MAY DISCOURAGE TAKEOVER ATTEMPTS WHICH COULD PRECLUDE OUR STOCKHOLDERS FROM RECEIVING A CHANGE OF CONTROL PREMIUM

     Our certificate of incorporation and bylaws and Delaware law contain anti-takeover provisions that could have the effect of delaying or preventing changes in control that a stockholder may consider favorable. The provisions in our charter documents include the following:

     - a classified board of directors with three-year staggered terms;

     - the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

     - stockholder action to be taken only at a special or regular meeting; and

     - advance notice procedures for nominating candidates to our board of directors.

     Our preferred stock purchase rights would cause substantial dilution to any person or group who attempts to acquire a significant interest in our company without advance approval of our board of directors. In addition, our executive officers have employment agreements that may entitle them to substantial payments in the event of a change of control.

     The foregoing could have the effect of delaying, deferring or preventing a change in control of our company, discourage bids for our common stock at a premium over the market price, or harm the market price of, and the voting and other rights of the holders of, our common stock. We also are subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with any significant stockholder for a period of three years from the date the person became a significant stockholder unless specific conditions are met. For more information refer to "Description of Capital Stock -- Delaware Anti-Takeover, Certificate of Incorporation and By-law Provisions" beginning on page 59.

OUR MANAGEMENT TEAM WILL HAVE BROAD DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING

     The net proceeds of this offering are estimated to be approximately $45,525,000 at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discount and estimated offering expenses. Our management will retain broad discretion as to the allocation of the proceeds of this offering and we may not be able to invest these proceeds to yield a significant return. As of the date of this prospectus, we do not intend to use the proceeds from this offering other than for repaying debt, expanding our marketing and brand promotion and working capital and general corporate purposes.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price is expected to be substantially higher than the net tangible book value of each outstanding share of common stock. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. The dilution will be $7.42 per share in the net tangible book value of the common stock from the assumed initial public offering price of $10.00 per share. In addition, if outstanding options to purchase shares of common stock are exercised, there could be further dilution. For more information refer to "Dilution" on page 21.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "intends," or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

                                USE OF PROCEEDS

     We will receive net proceeds of $45,525,000 from the sale of the 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $ 10.00 per share, after deducting estimated offering expenses of $975,000 and estimated underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we will receive total net proceeds of $52,500,000.

     We will use approximately $2.0 million of the proceeds of this offering to repay a $2.0 million loan we received from Intuit on June 24, 1999. The loan from Intuit bears an interest rate of 12.5% per annum and interest is payable quarterly. This loan becomes payable on the earlier of (1) December 24, 2000 or
(2) the date of the closing of this offering. In addition, we will be required to prepay this loan to the extent of any proceeds we receive from a sale of our equity securities or securities convertible into equity securities. We are using the proceeds of the loan from Intuit for general corporate purposes including selling and marketing expenditures.

     In the 12 months following this offering, we intend to use approximately $26 million of the net proceeds for expansion of our selling and marketing efforts, including brand promotion. A significant portion of the funds we intend to use for the expansion of our sales and marketing expenses will be spent on advertising via television, radio and direct mail. The amounts we actually expend for any of the foregoing purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues. We intend to use the remainder of the net proceeds, over time, for general corporate purposes, including working capital to fund operating losses, if any, and capital expenditures. We may also use a portion of the net proceeds currently intended for general corporate purposes to acquire or invest in complementary businesses, technologies, products or services, although no specific acquisitions or investments are planned and no portion of the net proceeds has been allocated for any acquisition or investment. Pending these uses, we intend to invest the net proceeds of this offering in investment-grade, interest-bearing securities.

     Accordingly, we will have broad discretion in the application of the net proceeds of this offering. Please refer to "Risk Factors -- Our management team will have broad discretion over the use of proceeds from this offering" on page 18.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock and do not intend nor expect to pay any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 1999:

     - on an actual basis; and

     - on an as adjusted basis to reflect:

      + our receipt of the estimated net proceeds from the sale of the shares of common stock in this offering at an assumed initial public offering price of $10.00 per share less the estimated offering expenses and underwriting discounts and commissions; and

      + the application of approximately $2.0 million of the net proceeds of this offering to repay the loan from Intuit as described in "Use of Proceeds" on page 19.

     The outstanding share information excludes:

     - 500,000 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $4.62 per share; and

     - 1,225,000 shares of common stock reserved for future grant or issuance under our 1997 Stock Option Plan and our 1999 Employee Stock Purchase Plan.

     Upon completion of this offering, options to purchase 212,000 shares of common stock will be issued to several of our directors and employees at the initial public offering price. For more information please refer to "Management -- Stock Based Plans" beginning on page 51 and notes 6 and 8 to our financial statements beginning of page F-12.

     This information is qualified by, and should be read in conjunction with, our financial statements and related notes appearing at the end of this prospectus.

                                                                    JUNE 30, 1999
                                                                ----------------------
                                                                ACTUAL     AS ADJUSTED
                                                                ------     -----------
                                                                    (IN THOUSANDS)
Notes payable...............................................    $ 2,000      $    --
Stockholders' equity:
  Preferred stock, $.001 par value, 5,000,000 shares
     authorized; no shares issued and outstanding, actual
     and as adjusted........................................         --           --
  Common stock, $.001 par value, 60,000,000 shares
     authorized; 13,515,091 shares issued and outstanding,
     actual; 18,515,091 shares issued and outstanding, as
     adjusted...............................................         16           21
  Additional paid-in capital................................      5,964       51,484
  Retained-earnings deficit.................................     (3,503)      (3,503)
  Treasury stock at cost (2,534,000 shares).................       (263)        (263)
                                                                -------      -------
     Total stockholders' equity.............................      2,214       47,739
                                                                -------      -------
     Total capitalization...................................    $ 4,214      $47,739
                                                                =======      =======

                                    DILUTION

     Our net tangible book value as of June 30, 1999 was $2,214,396, or $0.16 per share. Net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our net tangible book value, which is our total tangible assets less our total liabilities. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering. Assuming our sale of the shares of common stock being offered hereby at an assumed initial public offering price of $10.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, the net tangible book value of our company as of June 30, 1999 would have been approximately $47,739,000, or $2.58 per share. This represents an immediate increase in net tangible book value of $2.42 per share to existing stockholders and an immediate dilution of $7.42 per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Initial public offering price per share....................          $10.00
  Net tangible book value per share before the offering....  $0.16
  Increase in net tangible book value attributable to new
     investors.............................................   2.42
                                                             -----
Net tangible book value per share after offering...........            2.58
                                                                     ------
Dilution in net tangible book value per share to new
  investors................................................          $ 7.42
                                                                     ======

     The following table summarizes, as of June 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by investors purchasing shares of common stock in this offering at an assumed initial public offering price of $10.00, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:


                                           SHARES PURCHASED       TOTAL CONSIDERATION     AVERAGE
                                         ---------------------   ---------------------     PRICE
                                           NUMBER      PERCENT     AMOUNT      PERCENT   PER SHARE
                                           ------      -------     ------      -------   ---------
Existing stockholders...........          13,515,091     73.0%   $ 5,717,158     10.3%    $ 0.42
New investors...................           5,000,000     27.0     50,000,000     89.7      10.00
                                         -----------    -----    -----------    -----
     Total......................          18,515,091    100.0%   $55,717,158    100.0%
                                         ===========    =====    ===========    =====


     The foregoing discussion and tables assume no exercise of any stock options outstanding as of June 30, 1999. The table excludes an aggregate of 1,475,000 shares of common stock reserved for issuance pursuant to the 1997 Stock Option Plan and 250,000 shares of common stock reserved for issuance pursuant to the 1999 Employee Stock Purchase Plan. There are currently outstanding options to purchase a total of 500,000 shares of common stock with a weighted average exercise price of $4.62 per share. To the extent that any of these options are exercised, there would be further dilution to new public investors. For more information please refer to "Capitalization," on page 20, "Management -- Stock Based Plans" beginning on page 51 and notes 6 and 8 to our financial statements beginning on page F-12.

                       SELECTED FINANCIAL AND OTHER DATA

     The historical statement of operations data and balance sheet data in the table below are derived from our financial statements. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 23 and with the financial statements, related notes, and other financial information beginning on page F-1. The historical results presented below are not necessarily indicative of the results to be expected for any future period.

                                                                                       SIX MONTHS
                                                YEAR ENDED DECEMBER 31,              ENDED JUNE 30,
                                      -------------------------------------------   ----------------
                                       1994    1995(1)    1996     1997     1998     1998     1999
                                      ------   -------   ------   ------   ------   ------   -------
                                                  (in thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
     Revenues.......................  $1,138   $2,243    $3,812   $4,262   $5,576   $2,556   $ 3,050
     Expenses:
          Selling and
             marketing(2)...........     267      266     1,109    2,152    1,791      621     2,132
          Operations................     538    1,022     1,551    1,794    2,690    1,208     2,690
          General and
             administrative.........     400      472       786      952    1,293      489     1,385
                                      ------   ------    ------   ------   ------   ------   -------
             Total expenses.........   1,205    1,760     3,446    4,898    5,774    2,318     6,207
     Operating income (loss)........     (67)     483       366     (636)    (198)     238    (3,157)
     Interest income (expense),
       net..........................     (16)     (10)      (14)     (41)       2      (10)       41
     Deferred income taxes
       (credit).....................      --       81       129     (210)      --       33        --
                                      ------   ------    ------   ------   ------   ------   -------
     Net income (loss)..............  $  (83)  $  392    $  223   $ (467)  $ (196)  $  195   $(3,116)
                                      ======   ======    ======   ======   ======   ======   =======
     Basic and diluted net income
       (loss) per share.............  $(0.01)  $ 0.03    $ 0.02   $(0.04)  $(0.02)  $ 0.02   $ (0.23)
                                      ======   ======    ======   ======   ======   ======   =======
     Weighted average common shares
       and equivalents outstanding:
          Basic.....................  13,706   13,706    12,154   11,956   12,258   12,145    13,271
          Diluted...................  13,706   13,706    12,154   11,956   12,258   12,187    13,271

                                                    DECEMBER 31,
                                     ------------------------------------------
                                      1994     1995     1996     1997     1998    JUNE 30, 1999
                                     ------   ------   ------   ------   ------   --------------
                                                           (in thousands)
BALANCE SHEET DATA:
     Cash..........................  $  10     $ 34     $  1    $    4   $  518       $3,387
     Working capital (deficit).....    (85)     257      334      (121)     749        1,538
     Total assets..................    149      687      869       830    1,806        5,074
     Long-term liabilities.........     74       21      146       233       --           --
     Total liabilities.............    280      427      636     1,063      817        2,860
     Total stockholders' equity
       (deficiency in assets)......   (131)     260      233      (233)     989        2,214

                                                                               SIX MONTHS
                                                YEAR ENDED DECEMBER 31,      ENDED JUNE 30,
                                              ---------------------------   -----------------
                                               1996      1997      1998      1998      1999
                                               ----      ----      ----      ----      ----
SELECTED OPERATING STATISTICS:
     Quotes.................................  354,000   592,000   831,000   304,000   702,000

-------------------------
(1) As of January 1, 1995, in accordance with a new accounting standard, we changed our method of accounting for direct response advertising costs and began to defer those costs and amortize them over the period of expected future benefits. The change in accounting had the effect of increasing 1995 net income by $274,000 or $0.02 per share.

(2) Since January 1, 1997, our direct response advertising costs no longer qualify for deferral and are expensed as incurred. If direct response advertising costs had not been deferred and amortized for any year, selling and marketing expenses would have been $621,000 in 1995, $1.2 million in 1996, and $1.7 million in 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our financial statements and the notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by these forward-looking information due to factors discussed under "Risk Factors" beginning on page 7, "Special Note Regarding Forward-Looking Statements" on page 18 and elsewhere in this prospectus.

OVERVIEW

     We believe that Quotesmith.com is the most comprehensive Internet-based insurance service available. Our service allows consumers to compare insurance products, obtain instant quotes from over 300 companies and purchase insurance from the company of their choice -- all without the involvement of any commissioned salespeople. The Quotesmith.com model offers significant benefits to buyers of insurance who are able to obtain information from an unbiased source, as well as benefits to insurance companies who are able to efficiently market their products to a large group of interested consumers.

     We incorporated and began our operations in May 1984 and during the period from 1984 to 1994, we provided an electronic quotation and policy information service to insurance agents and brokers. During this period, we built our proprietary database and price comparison technology, and we began securing key insurance company support and recruiting and training employees. Throughout this period we were not engaged in the marketing of insurance to consumers. In 1994, we began focusing our business strategy on marketing term life insurance to self-directed consumers utilizing our proprietary insurance price comparison technology. In May 1996, we began providing real time quotes for term life insurance on the Internet and began receiving online insurance application requests from consumers. During 1998 and in the first quarter of 1999, we raised $4.7 million through the sale of our common stock, including $3.0 million from Intuit.

     We are licensed as an agent for life and health insurance throughout the United States. We recently expanded our Internet service offerings and now include instant quotes for several types of insurance, including dental, individual and family medical insurance, Medicare supplement insurance, "no-exam" whole life insurance, fixed annuity insurance and, through click-through arrangements with Progressive and Quicken InsureMarket, access to private passenger automobile insurance quotes. We have also started to offer small group medical insurance quotes and products to businesses of up to 100 employees.

     We generate revenues from the receipt of commissions paid to us by insurance companies based upon the policy premiums paid by consumers through our service. These revenues come in the form of first year, bonus and renewal commissions that vary by company and product. We recognize the full first year commission revenues after the insurance company approves the policy and accepts the initial payment. At the time revenue is recognized, an allowance is recorded based on historical information for estimated commissions that will not be received due to the non-payment of installment first year premiums. First year commission revenues per policy can fluctuate due to changing premiums, commission rates, and types or amount of insurance sold. We occasionally receive bonuses based upon individual criteria set by insurance companies. We recognize bonus revenues when we receive notification from the insurance company of the bonus due to us. Bonus revenues are typically higher in the fourth quarter due to the bonus system used by many life insurance companies. Revenues for renewal commissions are recognized after we receive notice that the insurance company has received payment for a renewal premium. Renewal commission rates are significantly less than first year commission rates and may not be offered by every insurance company. We also generate a portion of our revenues from fees through our arrangements with Progressive and Intuit Insurance Services. Our revenue recognition accounting policy has been applied to all periods presented in "Selected Financial and Other Data" on page 22.

     The timing between when we submit a consumer's application for insurance to the insurance company and when we generate revenues has varied over time. The type of insurance product and the insurance company's backlog are the primary factors that impact the length of time between submitted applications and revenue recognition. Over the past three years, the time between application submission and revenue recognition has averaged approximately four months. Any changes in the amount of time between submitted application and revenue recognition, of which a significant part is not under our control, will create fluctuations in our operating results and could harm our business, operating results and financial condition.

     The insurance industry is heavily regulated and prices are set by the insurance companies typically after they have registered changes with the state insurance departments. Insurance agents are precluded from discounting or rebating commissions, and they are not allowed to set premium or commission levels.

     From May 1, 1996 through June 30, 1999, we have provided over two million quotes, collected over 120,000 insurance application requests and sold over 29,000 paid insurance policies. Over 98% of our revenues in 1998 were derived from the sale of term life policies. See "Risk Factors -- If the term life insurance industry declines, our business will suffer because nearly all of our revenues are currently derived from consumers purchasing term life insurance through us" on page 7. Our top five insurance companies represented 64.0% of the policies we delivered during 1998, 77.5% during 1997 and 77.4% during 1996. Of our top ten insurance companies in 1998, 40.0% were not in the top ten in 1997. Our top insurance company for 1998 accounted for 21.8% of the 1998 policies delivered, but only accounted for 8.2% in 1997 and 1.7% in 1996 of all policies delivered. See "Risk Factors -- Because we generate a significant amount of revenue from a small number of insurance companies we could experience a substantial drop in our revenues if high volume insurance companies refuse to appoint us as their agent" on page 10.

     Other revenues are primarily comprised of revenue streams associated with our historical business of providing electronic quotations and policy information to insurance agents and brokers. These revenues are recognized when we receive notification that these revenues have been earned.

     Operations expenses are comprised of both variable and semi-variable expenses, including wages, benefits and expenses associated with processing insurance applications and maintaining our database and Web site. The historical lag between the time an application is submitted to the insurance companies and when we recognize revenues, significantly impacts our operating results as most of our variable expenses are incurred prior to application submission.

     Selling and marketing expenses consist primarily of direct advertising costs. Beginning in 1994, we initiated a series of magazine advertisements aimed at consumers and began to provide insurance price comparison reports and solicitations by mail. During the period from 1994 to 1998, we continued to use direct advertising as our primary method of marketing. In the foreseeable future, we expect to significantly increase our advertising and marketing efforts in an attempt to build greater brand awareness. In particular, in the 12 months following this offering of our common stock, we currently intend to use approximately $26 million of the net proceeds from this offering for expansion of our selling and marketing efforts, including brand promotion.

     General and administrative expenses consist primarily of executive compensation and benefits, financial and legal expenses and office expenses (rent and utilities). An additional facilities expansion is planned for mid 1999. In 1998, we recorded compensation expense of $150,000 relating to the issuance of stock options to employees. In the six months ended June 30, 1999, we recorded compensation expense of $957,000 relating to the issuance of stock options and common stock sold to employees. These amounts represent the earned portion of the difference between the deemed value of our common stock for accounting purposes at the date of grant or amendment of the vesting and expiration terms of the options as compared to the exercise price of these options or sales price of the stock. Additional unearned compensation expense will be amortized over the remaining vesting period of the applicable options in the amounts of $222,000 for the remainder of 1999, $192,000 in 2000 and $40,000 in 2001.

RESULTS OF OPERATIONS

     The following table sets forth our results of operations expressed as a percentage of total revenues:

                                                           PERCENTAGE OF TOTAL REVENUES
                                              ------------------------------------------------------
                                                                                      SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                              -----------------------------       ------------------
                                              1996        1997        1998        1998         1999
                                              ----        ----        ----        ----         ----
Revenues:
  Commission...............................    91.7%       96.6%       98.8%       98.4%        99.0%
  Other....................................     8.3         3.4         1.2         1.6          1.0
                                              -----       -----       -----       -----       ------
       Total revenues......................   100.0       100.0       100.0       100.0        100.0
Expenses:
  Selling and marketing....................    29.1        50.5        32.1        24.3         69.9
  Operations...............................    40.7        42.1        48.2        47.2         88.2
  General and administrative...............    20.6        22.3        23.2        19.2         45.4
                                              -----       -----       -----       -----       ------
       Total expenses......................    90.4       114.9       103.5        90.7        203.5
                                              -----       -----       -----       -----       ------
Operating income (loss)....................     9.6       (14.9)       (3.5)        9.3       (103.5)
Interest income (expense), net.............    (0.4)       (1.0)         --        (0.4)         1.3
                                              -----       -----       -----       -----       ------
Income (loss) before taxes.................     9.2       (15.9)       (3.5)        8.9       (102.2)
Income taxes (credit)......................     3.4        (5.0)         --         1.3           --
                                              -----       -----       -----       -----       ------
Net income (loss)..........................     5.8%      (10.9)%      (3.5)%       7.6%      (102.2)%
                                              =====       =====       =====       =====       ======

COMPARISON OF THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

Revenues

     Revenues increased 19.3% to $3.1 million for the six months ended June 30, 1999 from $2.6 million for the six months ended June 30, 1998. The growth in revenues in the 1999 period was due to a 15.7% growth in the number of paid policies and a 64.2% increase in bonus and renewal revenues from $183,000 to $300,000.

Expenses

     Selling and Marketing. Selling and marketing expenses increased 243.0% to $2.1 million for the six months ended June 30, 1999 from $621,000 for the six months ended June 30, 1998, and increased as a percentage of revenues to 69.9% from 24.3%. The increase in expenses, in total and as a percentage of total revenues, was due to the expansion of print and radio advertisements.

     Operations. Operations expenses increased 122.9% to $2.7 million for the six months ended June 30, 1999 from $1.2 million for the six months ended June 30, 1998, and increased as a percentage of revenues to 88.2% from 47.2%. This increase included compensation expense of $549,000 relating to stock options granted in 1999 as described in note 8 to our financial statements. The increase also included increased payroll and related costs of $560,000, due primarily to a staffing increase of 65.3% over the same period in 1998 as a result of increased policy processing. The remaining increase is due principally to office-related expenses.

     General and Administrative. General and administrative expenses increased 182.8% to $1.4 million for the six months ended June 30, 1999 from $490,000 for the six months ended June 30, 1998 and increased as a percentage of revenues to 45.4% from 19.2%. This increase included compensation expense of $408,000 relating to common stock sold and stock options granted in 1999 as described in note 8 to our financial statements. This increase also reflected additional executive and financial personnel, increased rent due to the expansion of facilities and increased legal and accounting fees.

Interest Income (Expense), Net

     Interest income, net for the six months ended June 30, 1999 was $41,000 of gross interest income. Interest expense, net of $10,000 for the same period last year included interest expense of $18,000 and interest income of $8,000. The decrease in interest expense is attributable to the retirement of notes payable and the increase in interest income is due to investment of proceeds from the private sale of common stock in 1998 and 1999.

Income Taxes (Credit)

     We had no income tax credit for the six months ended June 30, 1999 due to valuation allowances provided against net deferred tax assets. Our income tax provision for the six months ended June 30, 1998 reflected a lower effective tax rate due to the utilization of operating loss carryforwards.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

Revenues

     Revenues increased 30.8% to $5.6 million in 1998 from $4.3 million in 1997. The growth in revenues in 1998 was primarily driven by an increase in the number of paid policies of 24.7%, plus bonus and renewal revenues increased 125.3% to $799,000 in 1998 from $355,000 in 1997.

Expenses

     Selling and Marketing. Selling and marketing expenses decreased 16.8% to $1.8 million in 1998 from $2.2 million in 1997, and decreased as a percentage of revenues to 32.1% from 50.5%. Beginning on January 1, 1997, we no longer qualified to defer direct response advertising costs. Accordingly, 1997 selling and marketing expenses included advertising costs incurred in 1997 as well as amortization of previous years' costs that were unamortized as of December 31, 1996 of $494,000. Adjusting 1997 advertising expenses to eliminate the amortization of prior period deferrals of advertising costs reduces 1997 selling and marketing expenses to $1.7 million. Selling and marketing expenses in 1998 increased by 8.0% from adjusted 1997 amounts.

     Operations. Operations expenses increased 49.9% to $2.7 million in 1998 from $1.8 million in 1997, and increased as a percentage of revenues to 48.2% from 42.1%. Operations expenses primarily increased due to an increase in staff and associated wages and benefits. Postage and other variable costs also increased to a lesser extent, but not as a percentage of revenues.

     General and Administrative. General and administrative expenses increased 35.8% to $1.3 million in 1998 from $952,000 in 1997, and increased to 23.2% of revenues in 1998 from 22.3% of revenues in 1997. The increase in general and administrative expenses included $150,000 recorded as compensation expense in 1998 relating to stock options. The remainder of the increase was primarily due to professional fees.

Interest Income (Expense), Net

     Interest income, net was $2,000 in 1998 as compared to interest expense, net of $41,000 in 1997. The components are included in Note 2 to our financial statements. This decrease in interest expense is attributable to the retirement of notes payable. The increase in interest income is attributable to the investment of proceeds from the private sale of common stock during 1998.

Income Taxes (Credit)

     Due to losses incurred for financial reporting and income tax purposes, we provided valuation allowances to reduce our net deferred tax assets to zero as of December 31, 1997 and 1998. Components of our 1998 and 1997 tax provisions are described in note 3 to our financial statements.

COMPARISONS OF YEARS ENDED DECEMBER 31, 1997 AND 1996

Revenues

     Revenues increased 11.8% to $4.3 million in 1997 from $3.8 million in 1996. The growth in revenues in 1997 was driven by an increase in commission revenues of $619,000, or 17.7%. Commission revenues growth was due to an increase in the number of paid policies by 30.7%, partially offset by a decrease in the average first year commission revenues per policy of 10.4%. Bonus and renewal commission revenues increased 1.1% to $355,000 in 1997 from $351,000 in 1996.

Expenses

     Selling and Marketing. Selling and marketing expenses increased 94.0% to $2.2 million in 1997 from $1.1 million in 1996, and increased as a percentage of revenues to 50.5% from 29.1%. Beginning on January 1, 1997, we no longer qualified to defer our direct response advertising costs. Accordingly, 1997 selling and marketing expenses included advertising costs incurred in 1997 as well as amortization of previous years' costs that were unamortized as of December 31, 1996 of $494,000. In 1996, selling and marketing expenses included the effect of a net deferral of costs of $139,000. Adjusting 1997 and 1996 advertising expenses to eliminate the effect of deferral and amortization of advertising costs reduces 1997 expenses to $1.7 million and increases 1996 expenses to $1.2 million. As adjusted, 1997 selling and marketing expenses increased by 32.8% over 1996.

     Operations. Operations expense increased 15.7% to $1.8 million in 1997 from $1.6 million in 1996, and increased as a percentage of revenues to 42.1% from 40.7%. Operations expenses primarily increased due to an increase in staff during 1997.

     General and Administrative. General and administrative expenses increased 21.0% to $952,000 in 1997 from $786,000 in 1996, and increased as a percentage of revenues to 22.3% from 20.6% principally as a result of increases in salaries and benefits of $92,000 and legal and accounting fees of $38,000.

Interest Income (Expense), Net

     Interest expense, net was $41,000 in 1997 and an expense of $14,000 in 1996. The components are included in Note 2 to our financial statements. Interest expense increased due to an increase in notes payable.

Income Taxes (Credit)

     As described in note 3 to the accompanying financial statements, income taxes in 1997 reflect an effective tax rate that is less than 1996 due to the valuation allowances provided against net deferred tax assets in 1997.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth selected unaudited statements of operations data on an absolute basis and as a percentage of revenues for the six most recent quarters. The information for each of these quarters has been prepared on substantially the same basis as the audited financial statements included elsewhere in this prospectus, and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

                                                                QUARTER ENDED
                                       ---------------------------------------------------------------
                                       MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                         1998       1998       1998       1998       1999       1999
                                       --------   --------   --------   --------   --------   --------
                                                               (IN THOUSANDS)
Revenues.............................   $1,165     $1,391     $1,345     $1,675    $ 1,463    $ 1,587
Expenses:
  Selling and marketing..............      277        344        482        688        681      1,451
  Operations.........................      534        674        734        748      1,507      1,183
  General and administrative.........      266        223        283        521        721        664
                                        ------     ------     ------     ------    -------    -------
          Total expenses.............    1,077      1,241      1,499      1,957      2,909      3,298
                                        ------     ------     ------     ------    -------    -------
Operating income (loss)..............       88        150       (154)      (282)    (1,446)    (1,711)
Interest income (expense), net.......      (10)        --          5          7         16         25
                                        ------     ------     ------     ------    -------    -------
Income (loss) before income taxes....       78        150       (149)      (275)    (1,430)    (1,686)
Income taxes (credit)................       --         33        (33)        --         --         --
                                        ------     ------     ------     ------    -------    -------
Net income (loss)....................   $   78     $  117     $ (116)    $ (275)   $(1,430)   $(1,686)
                                        ======     ======     ======     ======    =======    =======

                                                           PERCENTAGE OF REVENUES
                                       ---------------------------------------------------------------
Revenues.............................   100.0%     100.0%     100.0%     100.0%     100.0%      100.0%
Expenses:
  Selling and marketing..............    23.8       24.7       35.8       41.1       46.5        91.4
  Operations.........................    45.9       48.5       54.6       44.6      103.0        74.6
  General and administrative.........    22.8       16.0       21.0       49.3       49.3        41.8
                                        -----      -----      -----      -----      -----      ------
          Total expenses.............    92.5       89.2      111.4      116.8      198.8       207.8
                                        -----      -----      -----      -----      -----      ------
Operating income (loss)..............     7.5       10.8      (11.4)    (16.8)      (98.8)     (107.8)
Interest income (expense), net.......    (0.8)        --        0.4        0.4        1.1         1.6
                                        -----      -----      -----      -----      -----      ------
Income (loss) before income taxes....     6.7       10.8      (11.0)     (16.4)     (97.7)     (106.2)
Income taxes (credit)................      --        2.4       (2.4)        --         --          --
                                        -----      -----      -----      -----      -----      ------
Net income (loss)....................     6.7%       8.4%      (8.6)%    (16.4)%    (97.7)%    (106.2)%
                                        =====      =====      =====      =====      =====      ======

     In the foregoing table, revenues for the quarter ended December 31, 1998 increased as compared to the previous quarter primarily due to bonus commission revenues that are typically higher in the fourth quarter.

     Compensation expense has been reported relating to the issuance of stock options and the sale of stock to employees. Amounts included in general and administrative expenses were $50,000 in the quarter ended March 31, 1998, $100,000 in the quarter ended December 31, 1998, $242,000 in the quarter ended March 31, 1999, and $166,000 in the quarter ended June 30, 1999. Amounts included in operations expenses were $549,000 in the quarter ended March 31, 1999.

     The increases in selling and marketing expenses in total and as a percentage of revenues are due to our planned increases in advertising costs. The remaining increases in operations and general and administrative expenses in total and as a percentage of revenues are primarily due to increased staffing and expansion of processing and facilities. The expenses as a percentage of revenues are lower in the quarter ended December 31, 1998 due to the higher bonus commission revenues reported in that quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Since 1995, our primary sources of operating funds have been commissions, a private financing and bank borrowings. During the first quarter of 1999 and in 1998, we raised our first outside financing through the sale of common stock. Total proceeds of the sale of our common stock were $3.4 million in 1999 and $1.3 million in 1998.

     Cash used in operating activities was $2.0 million for the six months ended June 30, 1999, compared to less than $1000 of cash provided for the six months ended June 30, 1998. The increase in cash used in the 1999 period was primarily a result of a net loss for the period. Cash used in operations was $135,000 in 1998 and $10,000 in 1997, as compared to cash provided by operations of $34,000 in 1996. These amounts reflect increasing amounts of cash used for advertising and operations.

     Cash used in investing activities was $290,000 for the six months ended June 30, 1999, $73,000 for the six months ended June 30, 1998, $186,000 in 1998,
$107,000 in 1997, and $51,000 in 1996. These funds were primarily used for the purchase of furniture, equipment and computer software.

     Cash provided by financing activities was $5.2 million for the six months ended June 30, 1999, attributable principally to proceeds from private sales of our common stock of $3.4 million and a $2.0 million loan discussed in the following paragraph. Cash provided by financing activities was $1.0 million for the six months ended June 30, 1998 and $835,000 for the full 1998 year, primarily as a result of proceeds from the private sale of our common stock of $1.3 million mostly in the six month period. These amounts were reduced by repayment of notes of $130,000 for the six month period and $433,000 for the full 1998 year. Cash provided by financing activities was $121,000 in 1997 as compared to cash used in financing activities of $17,000 in 1996, and reflects proceeds from the issuance of notes payable, and in 1996, the purchase of $250,000 of treasury stock.

     On June 24, 1999, we borrowed $2.0 million from Intuit. The loan from Intuit bears an interest rate of 12.5% per annum and interest is payable quarterly. This loan must be repaid on the earlier of (1) December 24, 2000 or
(2) the date of the closing of this offering. In addition, we will be required to prepay this loan to the extent of any proceeds we receive from a sale of our equity securities or securities convertible into equity securities.

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     We currently expect that the cash proceeds we receive from this offering, together with our existing cash balances, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. We may need to raise additional capital in order to meet competitive pressures, support more rapid expansion, develop new products, acquire related or complementary businesses or technologies and or take advantage of unforeseen opportunities. The timing and amounts of working capital expenditures are difficult to predict, and if they vary materially, we may require additional financing sooner than anticipated. If we require additional equity financing, it may be dilutive to our stockholders and the equity securities issued in a subsequent offering may have rights or privileges senior to the holders of our common stock. If debt financing is available, it may require restrictive covenants with respect to dividends, raising capital and other financial and operational matters, which could impact or restrict our operations. If we cannot obtain adequate financing on acceptable terms, we may be required to reduce the scope of our marketing or operations, which could harm our business, results of operations and our financial condition.

YEAR 2000 READINESS DISCLOSURE

     Our State Of Readiness. We have defined year 2000 compliance as follows:

     That the information technology time and date data processes, including, but not limited to, calculating, comparing and sequencing data from, into and between the 20th and 21st centuries contained in our products and services offered through our service, will function accurately, continuously and without degradation in performance and without requiring intervention or modification in any manner that will or could harm the performance of these products or the delivery of these services as applicable at any time hereafter.

     Our year 2000 project encompasses both information and non-information systems within Quotesmith.com as well as the investigation of our strategic suppliers/business partners. To date, we have not experienced any material year 2000 problems. We have internally performed and evaluated all year 2000 compliance evaluation, remediation, testing and compliance certification. We have relied completely on internal resources and not used any third-party with respect to our year 2000 efforts.

     Our goal is to have all year 2000 issues resolved by September 30, 1999. To that end, we have inventoried and assessed the year 2000 readiness of the following:

     In-house Applications. We have internally developed most of the systems used in the operation of our business and believe that these systems are year 2000 compliant. On March 31, 1999, we completed the assessment, remediation and testing of all of our internally developed production systems.

     Third Party Software and Hardware. We have assessed the year 2000 readiness of our third-party supplied hardware and software. The failure of such hardware and software systems to be year 2000 compliant could adversely affect business functions as well as the operations of our Web site. As part of our assessment program, we have contacted third party vendors and licensors of software and computer technology to seek assurances that their products are year 2000 compliant. We have not used any independent verification processes to assure the year 2000 compliance of third parties. We completed the assessment process in the second quarter of 1999.

     As a result of our evaluation of third party supplied hardware and software, we did not discover any material issues. However, we determined that we will need to apply several software upgrade patches to achieve year 2000 compliance. We expect that there will be no

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

cost to obtain and install the necessary software upgrades. We expect to obtain and install all software upgrades by September 30, 1999.

     Business Partners. We have contacted our material insurance company participants whose products or services are sold through our service to determine if they are year 2000 compliant. We have received responses from 80% of the insurance companies we have contacted. All of the respondents have stated that they have year 2000 programs in place and currently are or will be year 2000 compliant. We expect to complete this process by July 31, 1999.

     Non-information Technology Facilities and Utilities. This category includes components in our office support systems including copy machines, fax machines, telephone and communications systems, postage machines, electrical, and air handlers. We have completed our evaluation of our non-information technology systems for year 2000 compliance.

     As a result of this evaluation, we did not discover any material hardware issues. However, we determined that we will need to apply a software upgrade to our voice mail system to achieve year 2000 compliance. We expect that the cost of obtaining and installing the software upgrade will be approximately $4,000. We expect to obtain and install the software upgrade by September 30, 1999.

     We have contacted our property management firm to obtain a statement of year 2000 readiness of our office space.

     The Costs To Address Year 2000 Issues. We have expensed and will continue to expense amounts incurred in connection with year 2000 compliance. To date, we have expended approximately $50,000, and we expect to expend an additional $10,000, to become year 2000 ready. The additional costs to make any other products or services year 2000 compliant by the end of the third quarter of 1999 will be expensed as incurred. We do not expect any additional costs to be material.

     We are not currently aware of any material operational issues or costs associated with preparing our systems for the year 2000. However, we may experience unexpected material costs caused by undetected errors or defects in the technology used in our systems or because of the failure of a material insurance company participant in our program to be year 2000 compliant.

     Risks Associated With Year 2000 Issues. Notwithstanding our year 2000 compliance efforts, the failure of a material system or vendor, including one or more insurance company participants in our service, or the Internet generally, to be year 2000 compliant could harm the operation of our service, prevent some products and services from being offered through our service, or have other unforeseen, harmful consequences to us.

     Finally, we also are subject to external year 2000-related failures or disruptions that might generally affect industry and commerce, such as utility or transportation company year 2000 compliance failures and related service interruptions. All of these factors could harm our business, financial condition and results of operations.

     Contingency Plans. There is a possibility that an unforeseen year 2000-related event may occur and cause a disruption for which we are not currently prepared. Our contingency plan for this possibility includes having our computer programmers and support staff on call or on site to respond to any disruption of our business during a critical transition date -- e.g., September 9, 1999 or January 1, 2000. We will continue to assess our systems and those of our vendors throughout the remainder of this year. If our contingency plan is inadequate to prevent or resolve a year 2000 disruption, there could be a material harmful effect on our business, financial condition and results of operations.

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                                    BUSINESS

OVERVIEW

     We believe that Quotesmith.com is the most comprehensive Internet-based insurance service available. The Quotesmith.com service enables consumers and business owners to obtain instant quotes from over 300 insurance companies, and we guarantee the accuracy of every quote. Combining the reach and efficiency of the Internet with our proprietary database and industry expertise developed over the past 15 years, we provide a complete "quote to policy delivery" insurance solution without the involvement of any commissioned salespeople.

     We have created a model that addresses the challenges faced by traditional insurance distribution methods in a manner that offers significant benefits to both consumers and insurance companies. The Quotesmith.com model allows consumers to:

     - efficiently search for, analyze and compare insurance products;

     - quickly request and obtain insurance quotes; and

     - easily select and purchase insurance from the insurance company of their choice.

INDUSTRY BACKGROUND

     The Traditional Insurance Market in the United States

     The insurance market in the United States represented over $1.1 trillion in premiums paid in 1998. Insurance products are widely held by households and businesses. Estimates by the United States Bureau of Labor Statistics showed that in 1997, the average household paid nearly $4,500 for personal insurance products, accounting for 12.9% of the average annual household spending of approximately $35,000.

     The United States insurance market is broadly divided into two categories: life and health insurance and property and casualty insurance. Over 4,500 insurance companies distribute their products through a network of agents and brokers or sell directly to consumers. There are approximately one million individuals licensed as agents and brokers to sell insurance in the United States. A variety of distribution systems have evolved, including "captive" one-company agents and independent agents and brokers that typically represent only two to five insurance companies.

     Challenges to Purchasing and Delivering Insurance

     There are numerous challenges to the informed purchase and delivery of insurance products. Some of these challenges are due to the specialized nature of insurance products and other challenges result from the way in which insurance has been traditionally distributed.

     These challenges include:

     - Fragmented delivery. Insurance products are available from captive agents, independent agents and direct distribution channels as well as new entrants, including banks and other financial institutions. Because of this fragmentation, there has been no single source of policy coverage and pricing information from which a consumer can obtain unbiased and complete information.

     - Quantity and variation of products. Insurance policies vary by type of insurance product, underwriting guidelines, insurance company, jurisdiction and the particular characteristics and preferences of the consumer. This creates a complex pricing structure that is not readily understandable or comparable without the use of technology.

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

     - Information-intensive underwriting process. The underwriting process requires consumers to submit, and insurance companies to collect, large amounts of individualized and personal information. This process is difficult and time consuming and, if not accurately completed, will delay the approval of a policy.

     - Negative consumer perception. Consumers often believe that they paid too much for their insurance and were not properly informed by insurance agents. Face-to-face contact with an insurance agent may convey the sense of a high-pressure sales environment with a lack of unbiased information.

     - Misalignment of interests between insurance agents and consumers. Commission-based insurance agents represent only a limited number of insurance companies. Accordingly, they are compensated to promote and sell a limited range of products, which is in direct conflict with the consumer's need to obtain insurance at the lowest price.

     - Inconvenient and time-consuming purchase. Researching policy coverages, contacting competing insurance companies, collecting information and obtaining insurance quotes require large blocks of time usually during regular working hours. Consumers are often unable to shop for insurance on their own time and from the convenience of their own home.

     Distribution of insurance through traditional agent and broker sales forces is expensive and inefficient for insurance companies. According to an industry marketing association, total marketing and sales costs are $144 for every $100 of first year life and health insurance premiums. Traditional agency distribution methods have high fixed costs associated with establishing and maintaining numerous branch and local offices, high commission structures, recurring training costs and high agent turnover. In addition, insurance companies often do not target all segments of the population because of the inability to profitably serve these segments through traditional distribution channels.

     Emergence of the Internet and Electronic Commerce

     The Internet has emerged as a global medium for communication, information and commerce. A recent research report estimates that there were 142 million Internet users worldwide at the end of 1998 and anticipates this number will grow to approximately 399 million users by the end of 2002. The Internet possesses a number of unique characteristics that differentiate it from traditional media and other methods of commerce, including:

     - companies can reach and serve a large and global group of consumers electronically from a central location;

     - companies can provide personalized, low-cost and real time consumer interaction;

     - users communicate or access information without geographic or temporal limitations;

     - users enjoy greater convenience and privacy and face less sales pressure; and

     - users have an enormous diversity of easily accessible content and commerce offerings.

     As a result of these unique characteristics and the Internet's growing adoption rate, businesses have an enormous opportunity to conduct commerce over the Internet. A recent research report estimates that commerce over the Internet will increase from approximately $50 billion worldwide in 1998 to approximately $734 billion in 2002. The Internet gives companies the opportunity to develop one-to-one relationships with consumers worldwide without having to make the significant investments to build and manage a local market

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

presence or develop the printing and mailing capabilities associated with traditional direct marketing activities.

     Emergence of the Electronic Service Category

     A new category of Internet-based electronic service providers has emerged that offers a focused range of services with special emphasis on providing relevant content, information and transaction capabilities. Recent examples include companies operating as online providers of mortgages, online securities brokers and automobile referral services. These consumer-focused, one-stop, information-based destinations provide enhanced, high margin services by acting as independent intermediaries that facilitate interaction and transaction flow between buyers and sellers. Consumers benefit because they are able to obtain value-added information services and transaction capabilities on their own time schedule. Sellers benefit because they are able to deliver targeted offerings more effectively to consumers.

     Online Insurance Opportunity

     The growing acceptance of the Internet and electronic commerce presents a significant opportunity for the insurance industry by allowing consumers to more efficiently and effectively research and transact with insurance companies. The fragmentation of the insurance industry and the significant price and product variation has led consumers to seek alternative means of purchase and insurance companies to seek alternative means of distribution. According to a recent research report, Internet-influenced sales of insurance are expected to grow from $1.5 billion in 1998 to $11.0 billion in 2003. We believe that the vast information sharing and communications power of the Internet will significantly improve the insurance industry for both consumers and insurance companies.

     Characteristics of the insurance product that make it particularly well suited for delivery over the Internet include:

     - insurance is an information-based product that needs no physical shipment or warehousing of merchandise;

     - through a single medium consumers can access information and compare a wide variety of insurance companies' products;

     - effective two-way communication flow via the Internet allows insurance companies to interact with consumers and rapidly collect underwriting information;

     - enhanced convenience, privacy and control over the process of researching and purchasing insurance without the pressure of a commissioned agent; and

     - ability of insurance companies to target and serve segments of the market which previously were unprofitable through traditional distribution channels by reducing the need for large sales staff and costly local offices.

     Many companies are trying to address this significant online insurance opportunity. Some companies have created "lead referral" Web sites for the purpose of capturing consumer name and address information to be forwarded, as a prospective sales lead, to a specified insurance company or its traditional sales force. Many of these Web sites are paid upfront referral fees, are aligned with a limited number of insurance companies and often do not reveal many of the lowest priced insurance policies. Consumers are often still forced to complete their purchase through a commissioned salesperson. Additionally, these companies typically do not offer any personalized customer service or insurance fulfillment capabilities and, therefore, do not offer a complete quote to policy delivery insurance solution.

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

     Existing insurance companies and their agents and brokers have created Web sites to sell their insurance products online as an alternative to their traditional sales activities. Some companies have created Web sites with the primary purpose of creating an insurance sale online for a single insurance company or group of insurance companies with little or no comparative overview of prices. These companies perpetuate the fragmentation in the industry by not offering a comprehensive database of pricing and coverage information.

     As a result of the shortcomings inherent in the online lead referral and single company approaches, we believe there exists a significant market opportunity for the emergence of a large-scale, comprehensive and unbiased Internet-based insurance service. Self-directed consumers will be attracted to the broadest selection of insurance companies and a compelling value proposition based upon price, time and transaction fulfillment.

THE QUOTESMITH.COM SOLUTION

     We believe that Quotesmith.com is the most comprehensive Internet-based insurance service available. The Quotesmith.com service enables consumers and business owners to obtain instant quotes from over 300 insurance companies, and we guarantee the accuracy of every quote. Combining the reach and efficiency of the Internet with our proprietary database and industry expertise developed over the past 15 years, we provide a complete "quote to policy delivery" insurance solution without the involvement of any commissioned salespeople.

     We have created a model that addresses the challenges faced by traditional insurance distribution methods in a manner that offers significant benefits to both consumers and insurance companies. The Quotesmith.com model allows consumers to:

     - efficiently search for, analyze and compare insurance products;

     - quickly request and obtain insurance quotes; and

     - easily select and purchase insurance from the insurance company of their choice.

     The Quotesmith.com solution provides the following principal advantages to both consumers and insurance companies:

     Comprehensive Source of Insurance Information and Products. On a single Web site, we provide insurance quotes from over 300 insurance companies across several types of insurance including individual term life, private passenger automobile, dental, individual and family medical, Medicare supplement, small group medical, "no exam" whole life and fixed annuity. We believe we offer consumers access to the largest, most complete repository of comparative information on insurance products, insurance pricing and insurance providers. We empower consumers with relevant current pricing knowledge, coverage information and independent rating information so that consumers can make informed buying decisions.

     Guaranteed-Accurate Instant Quotes. Over the past 15 years, we have developed what we believe to be the most complete, regularly updated database used to determine insurance quotes. The ability to obtain instant quotes on the Internet is the first priority for consumers purchasing insurance online, according to a 1997 survey by an independent research group. We obtain and regularly update all of our pricing, underwriting and policy coverage information contained in our databases directly from the insurance company to ensure accuracy. We offer consumers a unique $500 cash reward guarantee that we provide an accurate quote. In addition, we also offer a $500 cash reward guarantee that we provide the lowest price quote available with respect to term life policies. These Quotesmith.com guarantees are unmatched by any competitor.

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

     A No Salesperson Approach. At Quotesmith.com, we provide self-directed insurance buyers with a "no salesperson" promise. We put consumers in control of their insurance purchase decisions by giving them the ability to efficiently search, analyze and compare prices of insurance products from multiple insurance companies in complete privacy, on their own time and free from the pressure to buy associated with traditional salespeople. Consumers choose from what we believe is the largest selection of insurance companies using their own preferences regarding price and insurance company rating. Consumers are able to purchase insurance directly through us without ever speaking to a commissioned salesperson.

     Convenience. Consumers who use Quotesmith.com no longer need to contact different insurance companies or salespeople, one by one, in order to gather information to make educated decisions. Unlike traditional agents who only recommend and promote a limited number of insurance companies' policies, we provide real time access to a large database of over 300 insurance companies' products. Our comparison service presents users with a comprehensive listing of insurance quotes, ranked by price. We believe that this large array of available insurance providers in a single destination saves consumers time and effort in searching for and obtaining the most suitable coverage.

     Quote to Policy Delivery Support. Consumers purchase insurance directly through us. Unlike insurance lead referral services, at Quotesmith.com, we do not abandon the consumer once the insurance company has been selected, but continue to provide value-added support and service throughout the insurance purchase process. We facilitate this process by:

     - providing a licensed agent's explanation of various pricing, coverage and independent rating information when asked;

     - assisting consumers in completing insurance applications; and

     - arranging and monitoring the collection of outside underwriting information including paramedical examinations, laboratory reports and medical records.

     Focus on Customer Service. Customer service is both our foundation and a strategic priority. We provide a high level of customer service throughout the application process and aim to eliminate consumer dissatisfaction and frustration. Our non-commissioned customer service staff has an average of 11 years of experience in the insurance industry.

     We implement our customer service objectives by:

     - requiring all new employees to attend "Quotesmith University," a two-week training course that teaches all of the service tasks we perform for our customers;

     - maintaining our own call center to ensure prompt and consistent responses to phone, mail and e-mail inquiries;

     - providing regular application status reports to our customers on a consistent basis through policy delivery; and

     - offering a 30-day cancellation option on all paid term life policies.

     Fully Licensed National Insurance Agency. Unlike traditional insurance agents who are often only licensed in one or a limited number of states, our company or one of our employees is licensed to offer life and health insurance throughout the United States. This allows us to process and offer insurance policies to consumers nationwide. Over a 15-year period, we have established vital information-contributor relationships with over 300 insurance companies, of which we are currently appointed as an authorized agent by 115 insurance companies. We typically seek and receive formal agency appointment from an insurance company after we receive a purchase request for that company's product from a prospective customer.

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     User Friendly System. At our Web site, www.quotesmith.com, consumers can access our Internet-based services and initiate purchase requests 24 hours a day, 7 days a week. Our easy to use Web site is designed for fast viewing, rapid downloading and general compatibility with most commonly used browsers.

OUR STRATEGY

     Our strategy is to be the leading Internet-based service for all insurance needs of individuals and small businesses. The key elements of our strategy include:

     Continue to Build the Quotesmith.com Brand. We believe that building awareness of the Quotesmith.com brand is critical in our effort to be the leading Internet-based insurance service. To date, we have focused our consumer marketing efforts on traditional direct response print advertising in personal finance and special interest magazines. We have recently begun radio advertising and entered into strategic online agreements with companies such as Intuit Insurance Services, drkoop.com and XOOM.com. In order to build our brand, we plan to add to these strategic online relationships and agreements as well as to continue to develop our traditional advertising efforts, positive press coverage and strong word of mouth support.

     Offer Additional Insurance Products. We will continue to expand into additional types of insurance. We expect to leverage our brand, proprietary database and operational infrastructure to expand the breadth of insurance products we offer to our customers. While historically our primary product has been term life insurance, we now offer dental, individual and family medical, Medicare supplement, small group medical, "no-exam" whole life insurance and fixed annuity. Additionally, we offer access to private passenger automobile insurance quotes through click-through arrangements with Quicken InsureMarket and Progressive. We plan to expand these offerings and add additional life and health insurance and property and casualty insurance products. We plan to market these products to both new customers and to our existing customer base.

     Expand Number of Participating Insurance Companies. We intend to increase the number of participating insurance companies in our service. A significant factor in our success has been our ability to demonstrate to an increasing number of leading insurance companies that we can generate incremental revenues for them within their existing pricing structures. We plan to extend this ability to broaden our relationships with major insurance companies based on reputation, quality and national presence in order to expand our insurance product offerings.

     Leverage Customer Base. We have expanded our insurance product offerings and believe there is significant opportunity to leverage our existing customer base and provide new products to them without significant customer acquisition costs. We plan to tailor our marketing efforts based on consumer profiles contained in our database of existing customers.

     Strengthen and Pursue Strategic Relationships and Agreements. We believe that strategic joint ventures and licensing arrangements are attractive methods of expansion, as they will enable us to combine our expertise in Internet-based insurance offerings with other brand names, complementary services or technology. We currently have strategic agreements with Intuit Insurance Services, drkoop.com, XOOM.com and Progressive. We plan to expand these and pursue additional relationships and agreements in the future. In addition, we may seek to acquire complementary technologies or businesses.

     Continue to Focus on Customer Service. At Quotesmith.com, we provide insurance products and services for consumers from initial evaluation through policy delivery. In order to provide the highest level of service throughout the insurance buying process, we will monitor feedback from consumers and add new features designed to increase customer usage and loyalty.

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

THE QUOTESMITH.COM BUSINESS MODEL

     We have created a model that enables consumers to shop for and purchase insurance in a manner that we believe is simpler, faster and more convenient than traditional methods. We provide a complete "quote to policy delivery" insurance solution using our technology and non-commissioned customer service staff. Our model:

     - allows consumers to specify the desired coverage and range of substitutability among insurance companies and policy features--for example, consumers may want to purchase insurance from a company rated "A" or better by A.M. Best;

     - allows consumers to choose the premium range they are prepared to pay for the policy they want;

     - allows consumers to purchase insurance without the involvement of a commissioned salesperson;

     - allows us to monitor and care for applicants through the underwriting process and policy delivery stage;

     - allows us to guarantee the initially quoted premium subject to the accuracy of the information provided by consumers as compared against each insurance company's published underwriting guidelines; and

     - allows insurance companies to offer additional policies within their existing pricing structures.

     Our customer service representatives are motivated to provide value-added service and assistance and not to generate insurance purchase requests. Accordingly, we do not assign consumers to individual employees. Instead, we rely upon our information processing systems to provide each customer service representative with access to the customer account and market-related information necessary to respond to any customer's inquiries. We employ a team approach. If a customer wishes to initiate an insurance application request or obtain information concerning an application already in process, each and every customer service representative is able to provide assistance.

     Our process at Quotesmith.com is comprised of four primary stages.

     Initial Information Evaluation. Consumers visit our user-friendly Web site and access our comprehensive database of insurance policy price rates, underwriting guidelines, policy coverage and exclusion information, claims-paying ability ratings of over 300 insurance companies. To help consumers understand the underwriting process, our Web site provides information and helpful tips on how the underwriting process works.

     Search, Retrieval and Comparison. Consumers can quickly obtain a customized cost comparison report in a single search by completing a brief and confidential questionnaire at the start of the online session. Each anonymous consumer inquiry triggers a proprietary cost search and comparison algorithm that sorts through a database of thousands of insurance options that is updated daily. The search result, delivered in seconds, is a comprehensive comparison of insurance policies ranked by the lowest price that matches the consumer's criteria. Consumers can then click to view:

     - specific coverage details about the policy;

     - exclusions and guarantees (including policy acceptance guidelines); and

     - latest claims-paying ability ratings from five independent rating services.

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     Application Processing. If a consumer desires to purchase a policy, the consumer selects an insurance company and policy and requests an application for that policy while online. We accept requests for applications from consumers throughout the United States, 24 hours a day, 7 days a week. We also provide toll-free support during business hours. In response to the consumer's request, we promptly mail insurance applications and state mandated forms to the consumer. After the consumer receives the application, we provide help in completing and proofreading the application, which the consumer returns to us to begin the underwriting process.

     Within two business days of receiving a completed application, we call to thank the consumer and review the application. After this telephone discussion, we submit the application to the insurance company for underwriting on behalf of the consumer.

     Underwriting. During the underwriting process at Quotesmith.com, we regularly track the progress of the consumer's outstanding items. We also assist the insurance company by arranging for a paramedical examination and facilitate the collection of the driver, medical and credit records. We receive weekly status reports from the insurance company regarding the application and regularly communicate this information to the consumer. We review all policies for accuracy prior to delivery to the consumer.

     If an insurance company declines to issue the policy or issues a counter offer at a higher premium, we send a letter to the consumer stating the reasons that the policy is not being issued as applied for. In this instance, we also assist the consumer in finding suitable alternative coverage wherever possible and whenever asked.

     Once a policy has been issued and been paid for by the consumer, we receive a commission from the insurance company. We do not charge consumers for using our Quotesmith.com technology and do not currently sell banner advertising at our Web site.

INSURANCE PRODUCTS

     Quotesmith.com historically offered quote and policy-related information regarding term life insurance. For more information refer to "Risk Factors -- If the term life insurance industry declines, our business will suffer because nearly all of our revenues are currently derived from consumers purchasing term life insurance through us" on page 7. We recently began offering instant quotes and related information on additional insurance products for both individuals and small businesses. Our current product offerings include:

     - Individual term life. This is life insurance coverage that has no cash value and continues for a fixed period of time such as 15, 20 or 25 years. We have been offering instant quotes and delivering term life policies since 1993.

     - Private passenger automobile. This provides collision and liability insurance to individuals for private cars and vehicles. We provide access to instant quotes using click-through arrangements with Progressive and Quicken InsureMarket. We do not currently deliver automobile insurance policies.

     - Dental. This is generally an add-on product to medical insurance. In second quarter 1999, we began offering instant quotes from a wide variety of traditional and managed-care dental plans for individuals, families and small businesses that employ up to 100 people.

     - Individual and family medical. This is also known as comprehensive major medical insurance. We offer instant quotes, delivered policies and track traditional plans, PPOs, HMOs and Blue Cross and Blue Shield plans.

     - Medicare supplement. This provides health insurance for people ages 65 and older to fill in coverages not provided by Medicare. We offer instant quotes and deliver supplemental health policies.

     - Small group medical. We define small group medical insurance as those comprehensive medical plans that are offered to firms that employ up to 100 people. We began offering instant quotes from, and tracking traditional plans of, PPOs, HMOs and Blue Cross and Blue Shield plans in second quarter 1999.

     - "No-exam" whole life. This provides insurance for persons with adverse health histories who want life insurance coverage without a paramedical examination. We offer instant quotes and deliver whole life policies.

     - Single premium fixed annuity. This product accumulates a lump-sum cash payment on a tax-deferred basis at fixed interest rates over time. We offer instant quotes and deliver fixed annuity products.

     The following table shows information with respect to the principal product types currently available through our services. We obtained the information regarding United States 1998 annual premiums from A.M. Best.

                                                                     QUOTESMITH.COM SERVICE
                                                                       AS OF JULY 5, 1999
                                                              -------------------------------------
                                         UNITED STATES                           NUMBER OF QUOTED
    TYPE OF INSURANCE PRODUCT         1998 ANNUAL PREMIUMS    STATES COVERED    INSURANCE COMPANIES
    -------------------------         --------------------    --------------    -------------------
Individual term life..............        $  7 billion         50 and D.C.              131
Private passenger automobile......         119 billion              47                   44
Dental............................           2 billion         50 and D.C.               33
Individual and family medical.....          93 billion         41 and D.C.               34
Supplemental health...............           7 billion         49 and D.C.               66
Small group medical...............         520 billion              26                   13
"No exam" whole life..............                  --         50 and D.C.               58
Fixed annuities...................          38 billion         50 and D.C.               92

TECHNOLOGY

     Proprietary Insurance Information Databases. We maintain a proprietary database of premium rates and policy coverage information from over 300 insurance companies. At Quotesmith.com, we do not rely upon state insurance departments or any other regulatory agencies to obtain any insurance pricing information. Instead, we obtain and regularly update all of the pricing, underwriting and policy coverage information contained in our databases directly from each quoted insurance company. We obtain claims-paying ability ratings from A.M. Best, Duff & Phelps Credit Rating Co., Moody's, Standard & Poor's, and Weiss Ratings, Inc. and hold licenses to re-distribute the copyrighted rating of each company. Our dedicated staff of seven full-time market reporters regularly contacts the insurance companies quoted on our service and monitors and updates our databases as market conditions warrant. Each business day we make several thousand changes to our database.

     Technology Systems. Our systems for processing quotes, purchase requests, application progress tracking, customer notification and revenue recognition are highly automated and integrated. Customer service representatives equipped with online computer terminals can access a customer's account information from our database on demand. Our core technology systems use a combination of our own proprietary technologies and commercially available, licensed technologies from Silicon Graphics, Netscape Communications, Santa Cruz Operation (SCO) and others. We have internally developed and enhanced our proprietary programs over a period of 15 years utilizing scalable tools and platforms to allow us to rapidly expand our network and computing capacity.

     An internal programming and system administration staff supports our technology. In addition to supporting the systems, our staff continually enhances our software and hardware and develops new systems and services to better service our customers and business objectives.

     Server Hosting and Backup. Our Web site system hardware is hosted at AboveNet Communications in San Jose, California and Vienna, Virginia. These grade "A" telecommunications data centers provide redundant communications lines to the Internet backbone, emergency power backup, and security, as well as 24-hour monitoring and engineering support. In addition, we have implemented load balancing systems and our own redundant servers to provide for fault tolerance. These redundancies permit us to perform scheduled maintenance without taking our Web site offline. Finally, tape backups are performed nightly to prevent a loss of data.

MARKETING

     At Quotesmith.com, we attract new consumers and communicate the availability of new products and services primarily through direct response marketing methods. We have established ourselves as a leading Internet-based insurance brand through an offline marketing campaign consisting primarily of magazine advertisements, radio and direct mail. We employ in-house volume media buying and other strategies to minimize the expenses of broad-based advertising. Using our proprietary information processing systems and consumer database as well as other resources, we employ statistical analysis to measure the effectiveness and efficiency of our marketing efforts.

     While our brand awareness to date has been achieved without any affiliation with an Internet portal or search engine, we have recently entered into several strategic online relationships and agreements. We intend to increase marketing expenditures and continue to aggressively pursue a marketing strategy designed to promote our Quotesmith.com brand and consumer awareness of the benefits of buying insurance through us. We intend to target households and small businesses.

     Our marketing strategy is to promote our brand and attract self-directed consumers to our Web site. Our marketing initiatives include:

     - utilizing direct response print advertisements placed primarily in financially-oriented magazines and special interest magazines such as Kiplinger's Personal Finance, Money Magazine, SmartMoney, Smithsonian, Flying, Forbes, AOPA, Worth, ABA Journal, Mutual Funds, American Spectator, Discover and Popular Science;

     - advertising via television, radio and direct mail; and

     - entering into strategic relationships with other Web sites to increase our access to online consumers.

STRATEGIC RELATIONSHIPS AND AGREEMENTS

     At Quotesmith.com, we selectively pursue strategic relationships and agreements to expand our access to online consumers, to build our brand name recognition and to expand our products and services. Recently, we entered into strategic relationships with drkoop.com and XOOM.com. However, to date we have not derived a material amount of revenues from these arrangements.

     Intuit Inc. In September 1998, we entered into a services agreement with Intuit Insurance Services (IIS), pursuant to which we license IIS some of our insurance quotation technologies and provide IIS and several of its affiliated Internet sites our customer service and insurance brokerage capabilities. This service agreement is for a term of three years. We will pay a fee to IIS for Quicken InsureMarket customers who purchase insurance through the Quotesmith.com service. To date, we have not derived a material amount of revenues from this service agreement. Recently, we entered into a Web linking agreement with Intuit to provide customers the ability to click-through to Quicken InsureMarket's private passenger automobile insurance quotation service. Additionally, Intuit has made a strategic investment in our company.

     The Progressive Corporation. In September 1998, we entered into an agreement with Progressive, the nation's fifth largest private passenger automobile insurance company, to provide a click-through to their private passenger automobile insurance service. As a result of this agreement, visitors from our Web site may click into Progressive's Web site to obtain instant automobile insurance quotes from State Farm, Allstate, Progressive and other automobile insurance companies. Progressive compensates us for this traffic based upon the number of completed quotes. We do not currently deliver automobile insurance policies.

COMPETITION

     We compete with online and traditional providers of insurance products. The market for selling insurance products over the Internet is new, rapidly evolving and intensely competitive. Current and new competitors may be able to launch new sites at a relatively low cost. There are a number of companies that either sell insurance online, such as Quicken InsureMarket, or provide lead referral services online, such as InsWeb Corporation.

     We believe that Quotesmith.com is the most comprehensive Internet-based insurance service because we provide consumers complete quote to policy delivery insurance services and instant quotes from over 300 insurance companies. Our Internet-based, lead-referral competitors generally capture consumer name and address information to be forwarded, as a prospective sales lead, to a specified insurance company, without personalized customer service or fulfillment capabilities. Other Internet-based competitors have created Web sites as alternatives to their traditional sales activities and offer products from a single insurance company or a relatively small group of insurance companies with little or no comparative overview of prices. While we believe that our complete quote to policy delivery service offers a more comprehensive Internet-based insurance service solution than these competitors, we nonetheless expect to face intense competition from these other types of insurance services.

     We also face competition from the traditional distributors of insurance such as captive agents, independent brokers and agents and direct distributors of insurance. Insurance companies and distributors of insurance products are increasingly competing with banks, securities firms and mutual fund companies that sell insurance or alternative products to similar consumers. Traditionally, regulation separated the activity in the financial services industry and protected insurance companies' markets from competition. However, recent regulatory changes have begun to permit these financial institutions to also sell insurance.

     We potentially face competition from unanticipated alternatives to our insurance service from a number of large Internet companies and services that have expertise in developing online commerce and in facilitating Internet traffic, including America Online, Microsoft and Yahoo!. These potential competitors could choose to compete with us directly or indirectly through affiliations with other electronic commerce companies, including direct competitors. Other large companies with strong brand recognition, technical expertise and experience in

Internet commerce could also seek to compete with us. Competition from these and other sources could harm our business, results of operations and financial condition.

     We believe that the principal competitive factors in our markets are price, brand recognition, Web site accessibility, ability to fulfill customer purchase requests, customer service, reliability of delivery, ease of use, and technical expertise and capabilities. Many of our current and potential competitors, including Internet directories and search engines and traditional insurance agents and brokers, have longer operating histories, larger consumer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than us. Several of these competitors may be able to secure products and services on more favorable terms than we can obtain. In addition, many of these competitors may be able to devote significantly greater resources than us for developing Web sites and systems, marketing and promotional campaigns, attracting traffic to their Web sites and attracting and retaining key employees.

     Increased competition may result in reduced operating margins, loss of market share and damage to our brand. We cannot assure you that we will be able to compete successfully against current and future competitors or that competition will not harm our business, results of operations and financial condition.

REGULATION

     The insurance industry and the marketers of insurance products are subject to extensive regulation by state governments and by the District of Columbia. This regulation extends to the operations of insurance companies, insurance agents and to our service.

     Our products are sold throughout the United States through licenses held by our company and/or one of our employees as is required by each state's insurance department. In general, state insurance laws establish supervisory agencies with broad administrative and supervisory powers to:

     - grant and revoke licenses to transact business;

     - impose continuing education requirements;

     - regulate trade practices;

     - require statutory financial statements of the insurance companies;

     - approve individuals and entities to whom commissions can be paid;

     - regulate methods of transacting business and advertising; and

     - approve policy forms, and regulate premium rates for some forms of insurance.

     Moreover, existing state insurance regulations require that a firm, or individual within that firm, must be licensed in order to quote an insurance premium. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to compliance with applicable insurance laws and regulations by insurance companies and their agents. In recent years, a number of insurance agents and the life insurance companies they represent, have been the subject of regulatory proceedings and litigation relating to alleged improper life insurance pricing and sales practices. Some of these agents and insurance companies have incurred or paid substantial amounts in connection with the resolution of these matters. We do not currently sell the types of life insurance -- primarily cash value life insurance policies such as universal life -- which are the subject of these actions.

     In addition, licensing laws applicable to insurance marketing activities and the receipt of commissions vary by jurisdiction and are subject to interpretation as to the application of these requirements to specific activities or transactions. Our company and/or one of our employees is currently licensed to sell insurance in every state. We do not permit any of our other personnel who have contact with customers to act as insurance agents. We monitor the regulatory compliance of our sales, marketing and advertising practices and the related activities of our employees. We also provide continuing education and training to our staff in an effort to ensure compliance with applicable insurance laws and regulations. However, we cannot assure you that a state insurance department will not make a determination that one or more of these activities constitute the solicitation of insurance and that this personnel must be licensed. Such a determination could harm our business.

     While no regulatory actions are pending against us, we can give you no assurance that we would deemed to be in compliance with all applicable insurance licensing requirements of each jurisdiction in which we operate. Nor can we assure you that we do not need to obtain any additional licenses.

     The federal government does not directly regulate the marketing of most insurance products. However, some products, such as variable life insurance, must be registered under federal securities laws and therefore the entities selling these products must be registered with the NASD. We do not currently sell any federally regulated insurance products. If we elect to sell these federally regulated products in the future, we would be required to qualify for and obtain the required licenses and registrations. We cannot assure you that we will be able to obtain these licenses.

     Further, we are subject to various federal laws and regulations affecting matters such as pensions, age and sex discrimination, financial services, securities and taxation. Recently, the Office of the Comptroller of the Currency has issued a number of rulings that have expanded the ability of banks to sell some insurance products. In the past, Congress has considered legislation that could, among other things, eliminate existing restrictions on the affiliation of insurance companies, banks and securities firms. This legislation and other future federal or state legislation, if enacted, could result in increased regulation of our business.

     The future regulation of insurance sales via the Internet as a part of the new and rapidly growing electronic commerce business sector is unclear. We believe that we are currently in compliance with all of these regulations. However, if additional state or federal regulations are adopted, they may have an adverse impact on us.

LEGAL AND REGULATORY PROCEEDINGS

     From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of business. Legal proceedings and claims may include claims of alleged infringement of third party intellectual property rights and notices from state regulators that we may have violated state regulations. These claims, even if without merit, could result in the significant expenditure of our financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will, individually or in the aggregate, harm our business, financial condition or results of operations.


     On July 28, 1999, we received notice from TechSearch L.L.C. that it believes our Web site is inducing the infringement of a patent it allegedly holds. While we believe that the claim is without merit and intend to vigorously defend the claim, we cannot assure you that the ultimate outcome of this matter will not have a material adverse effect on us.


EMPLOYEES

     As of June 30, 1999, we had 88 employees. We have never had a work stoppage. A collective bargaining unit does not represent our employees. We consider our relations with our employees to be good. Our future success will depend, in part, on our ability to continue to attract, integrate, retain and motivate highly qualified technical and managerial personnel, for whom competition is intense.

FACILITIES

     Our executive, administrative and operating offices are located in approximately 16,000 square feet of leased office space in Darien, Illinois under a lease that expires on December 31, 2003. We anticipate that we may require additional space within the next 12 months to accommodate our anticipated growth and that suitable office space will be available on commercially reasonable terms.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS, DIRECTOR NOMINEES AND KEY EMPLOYEES

     The following table sets forth information regarding our executive officers and key employees, directors and the individuals who have agreed to join our board of directors upon the completion of this offering.

NAME                                        AGE    POSITION
----                                        ---    --------
Robert S. Bland (1).....................    45     Chairman of the Board, President and
                                                   Chief Executive Officer
William V. Thoms (1)....................    46     Executive Vice President and Director
Thomas A. Munro.........................    38     Vice President, Chief Financial Officer
                                                   and Secretary
Burke A. Christensen....................    53     Vice President of Operations and General
                                                   Counsel
Richard C. Claahsen.....................    34     Vice President of Regulatory Affairs
Richard W. Graeber......................    34     Vice President of Internet Operations
Grant F. Kuphall........................    45     Vice President of Business Development
Ronald A. Wozniak.......................    45     Vice President of Information Technology
Bruce J. Rueben (2)(3)..................    46     Director
Timothy F. Shannon (2)(3)...............    45     Director
Jeremiah A. Denton, Jr. (4).............    74     Director Nominee
Richard F. Gretsch (2)(4)...............    46     Director Nominee
John McCartney (3)(4)...................    46     Director Nominee

-------------------------
(1) Will become a member of the executive committee upon completion of this offering

(2) Will become a member of the compensation committee upon completion of this offering

(3) Will become a member of the audit committee upon completion of this offering

(4) Will become a director upon the completion of this offering

     Robert S. Bland has served as our chairman of the board, president and chief executive officer since he founded Quotesmith.com in 1984. From 1979 to 1984, Mr. Bland was president and sole stockholder of Security Funding Corporation, an insurance agency. In March 1984, Mr. Bland sold Security Funding Corporation in order to raise capital to found our company. Mr. Bland holds a B.S. in marketing from the University of Colorado.

     William V. Thoms has served as our executive vice president since 1994. From 1988 to 1993, Mr. Thoms was responsible for our operations and customer service departments. Mr. Thoms is a founding stockholder of Quotesmith.com. Prior to joining us, Mr. Thoms was a sales manager for Western Dressing, Inc., a privately held salad dressing manufacturing company, from 1972 to 1987.

     Thomas A. Munro has served as our vice president, chief financial officer and secretary since March 1999. From July 1998 to March 1999, Mr. Munro was chief financial officer of Bowne Business Solutions, a subsidiary of Bowne & Co. Prior to joining Bowne & Co., Mr. Munro was chief financial officer of Donnelley Enterprise Solutions, Inc., a public company. In 1997, Mr. Munro was the Corporate Controller for Donnelley Enterprise Solutions Inc. From 1995 to 1996, Mr. Munro was controller at R.R. Donnelly & Sons, Donnelley Business Services Division, which completed its initial public offering during this time. From 1987 to 1995, Mr. Munro was employed in various financial and management positions at

R.R. Donnelley & Sons. Mr. Munro holds a B.S. from Brigham Young University and an M.B.A. from the University of Chicago.

     Burke A. Christensen has served as our vice president of operations and general counsel since January 1999. From 1997 to 1998, Mr. Christensen was engaged in the private practice of insurance law with Bell, Boyd & Lloyd, a Chicago-based law firm. From 1995 to 1997, Mr. Christensen was the vice president and chief operating officer of A.W. Ormiston & Co. insurance agency. From 1984 to 1995, Mr. Christensen was vice president and general counsel of the American Society of Chartered Life Underwriters, Bryn Mawr, Pennsylvania. Mr. Christensen was awarded the Chartered Life Underwriter designation in 1987. He holds a B.S. in history from Utah State University and a J.D. from the University of Utah College of Law.

     Richard C. Claahsen has served as our vice president of regulatory affairs since May 1999. From June 1997 to May 1999, Mr. Claahsen served as our director of regulatory affairs. From October 1996 to June 1997, he was a special agent with Northwestern Mutual Life Insurance Company. From 1993 to 1996, Mr. Claahsen was a litigation paralegal at Templeton & Associates of Chicago, Illinois. In 1999, Mr. Claahsen received his Chartered Life Underwriter designation from The American College of Bryn Mawr, Pennsylvania. Mr. Claahsen holds a B.A. and an M.A. in philosophy from the Catholic University of America and a J.D. from ITT Chicago Kent College of Law.

     Richard W. Graeber has served as our vice president of Internet operations since April 1999 with overall responsibility for our Web site operations. From 1998 to 1999, Mr. Graeber was director of Internet services at Package Software Associates, a consulting firm specializing in Internet and intranet site development. From 1996 to 1998, Mr. Graeber was head of information technology at International Bankers School. From 1988 to 1996, Mr. Graeber was manager of information services at Vector Securities International.

     Grant F. Kuphall has served as our vice president of business development since January 1999. From April 1995 to December 1998, Mr. Kuphall was senior vice president of Hutchinson, Shockey, Erley & Co., a municipal bond trading and underwriting firm. From 1987 to 1995, Mr. Kuphall was a principal at Morgan Stanley & Co. in the municipal bond trading department. Mr. Kuphall holds a B.A. in economics from Beloit College and an M.B.A. from the University of Chicago.

     Ronald A. Wozniak has served as our vice president of information technology since December 1997. Mr. Wozniak joined us in November 1996 as a programmer and analyst. From March 1994 to November 1996, Mr. Wozniak was a senior financial systems analyst at Loyola University Medical Center in Maywood, Illinois. From September 1993 to February 1994, he was employed as a programmer and analyst at Data Control and Research, Ltd. Mr. Wozniak holds a B.S. in management from Northern Illinois University.

     Bruce J. Rueben became a director of Quotesmith.com in January 1998. He has been president of the Minnesota Hospital and Health Care Partnership, Minnesota's hospital association, since November 1998. From January 1994 to November 1998, Mr. Rueben was president of the Maine Hospital Association. From 1989 to 1994, Mr. Rueben was senior vice president and assistant treasurer of the Virginia Hospital Association. Mr. Rueben holds a B.S. from the Virginia Commonwealth University School of Business and an M.B.A. from the University of South Carolina.

     Timothy F. Shannon became a director of Quotesmith.com in January 1998. Since 1991, he has been President of Bradner Smith & Company, a subsidiary of Bradner Central Company. In 1995, he was appointed to the Bradner Central Company board of directors. Bradner Central

Company, headquartered in Chicago, is a wholesale paper distribution company with annual revenues that exceed $300 million. Mr. Shannon holds a B.S. in Business Administration from the University of Illinois.

     Admiral Jeremiah A. Denton, Jr. will become a director of Quotesmith.com upon the completion of this offering. He currently serves as president of the National Forum Foundation. Admiral Denton was elected as a United States Senator from Alabama in 1980, and served from 1981 to 1987. From 1987 to 1989, Admiral Denton, after being appointed by President Reagan, served as chairman of the presidential commission on Merchant Marine and Defense. Admiral Denton holds a B.S. from the United States Naval Academy and an M.A. in international affairs from George Washington University.

     Richard F. Gretsch will become a director of Quotesmith.com upon the completion of this offering. He currently serves as global offering manager for AT&T Global Network Services and has held this position since AT&T purchased the IBM global network. Mr. Gretsch had been global offering manager for IBM Internet Connection Service since 1995. From 1977 to 1995, he was employed with IBM Corporation in various capacities including advisory instructor, systems engineering, major account development and securities industry client manager. Mr. Gretsch holds a B.S. in finance and accounting from the University of Arizona and an M.B.A. from the University of Notre Dame.


     John McCartney will become a director of Quotesmith.com upon the completion of this offering. Since October 1998, Mr. McCartney has served as vice chairman of Datatec, Ltd, a global provider of Internet-related products and services. Datatec, with annual revenues of greater than $1 billion, is headquartered in Johannesburg, South Africa and publicly traded on the Johannesburg stock exchange. From June 1997 to March 1998, Mr. McCartney was president of the client access business unit of 3Com Corporation, which merged with U.S. Robotics Corporation in 1997. Mr. McCartney served on the board of directors of U.S. Robotics Corporation from 1985 through 1997. He also served in various executive capacities at U.S. Robotics Corporation, including as president and chief operating officer. In addition to serving on the board of directors of Datatec, Mr. McCartney serves on the board of directors of A.M. Castle Corp. (AMEX) and Altec Lansing Technologies, a privately held company. Mr. McCartney holds a B.A. in philosophy from Davidson College and an M.B.A. from the Wharton School, University of Pennsylvania.


BOARD COMPOSITION

     Our board of directors is currently comprised of four directors and will be expanded to seven directors upon the completion of this offering. Following this offering, our board of directors will be divided into three classes serving staggered three year terms, except for the first term of Class I directors, who will serve for a one year term and Class II directors, who will serve for a two year term. Each year, the directors of one class will stand for election as their terms of office expire. We expect that, after the offering Messrs. Gretsch and Rueben will be designated as Class I directors, with their terms of office expiring in 2000, Messrs. Denton and McCartney will be designated as Class II directors with their terms of office expiring in 2001, and Messrs. Bland, Shannon and Thoms will be designated as Class III directors with their terms of office expiring in 2002.

     Each officer is elected by, and serves at the discretion of, our board of directors. Each of our officers and directors, other than non-employee directors, devotes his full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among our directors, officers or key employees.

BOARD COMMITTEES

     Currently, our board of directors does not have any committees. Upon the completion of this offering, our board of directors intends to create an executive committee, an audit committee and a compensation committee.

     We expect that our executive committee will consist of Messrs. Bland, Thoms and a non-employee director who will be named prior to the completion of this offering. The executive committee will be authorized to exercise, between meetings of our board of directors, all of the powers and authority of our board of directors in the direction and management of our company, except to the extent prohibited by applicable law or our certificate of incorporation, or another committee shall have been accorded authority over the matter.

     We expect that the audit committee will consist of Messrs. McCartney, Shannon and Rueben. The audit committee will review our financial statements and accounting practices, make recommendations to our board of directors regarding the selection of independent auditors and review the results and scope of the audit and other services provided by our independent auditors.

     We expect that the compensation committee will consist of Messrs. Gretsch, Shannon and Rueben. The compensation committee will make recommendations to the board of directors concerning salaries and incentive compensation for our executive officers and administers our employee benefit plans.

DIRECTOR COMPENSATION

     Directors who are also employees of Quotesmith.com receive no compensation for serving on our board of directors. Non-employee directors receive an annual stipend of $10,000 per year. In addition, we reimburse non-employee directors for all travel and other expenses incurred in connection with attending board and committee meetings. Non-employee directors are also eligible to receive stock option grants under the 1997 Stock Option Plan. Pursuant to this plan, Messrs. Rueben and Shannon received grants of 25,000 options each on January 1, 1998. These options are vested and are exercisable at an exercise price of $1.00 per share. Admiral Denton and Messrs. Gretsch and McCartney will each receive options to purchase 25,000 shares of common stock upon the completion of the offering. These options will be fully vested at the time of grant with an exercise price equal to the initial public offering price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our anticipated members of our compensation committee is an officer or employee of Quotesmith.com. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

     During 1998, our board of directors set the compensation for our executive officers. Mr. Bland, our president and chief executive officer, and Mr. Thoms, our executive vice president, participated as directors in deliberations and determinations regarding executive compensation.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation we paid to our chief executive officer and each of our other executive officers receiving compensation greater than $100,000 in the fiscal year ended December 31, 1998 (the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                                                   ------------
                                                                   ANNUAL           NUMBER OF
                                                                COMPENSATION        SECURITIES
                                                             ------------------     UNDERLYING
                    NAME AND POSITION                         SALARY     BONUS       OPTIONS
                    -----------------                         ------     -----      ----------
Robert S. Bland
  Chief Executive Officer................................    $192,308    $   --           --
William V. Thoms
  Executive Vice President...............................     198,077        --       25,000
Ronald A. Wozniak
  Vice President, Information Technology.................     115,702     5,250           --

     Mr. Munro joined us in March 1999 as our vice president, chief financial officer and secretary and will be compensated at an annual base salary of $225,000 during the year ended December 31, 1999. Mr. Christensen joined us in January 1999 as our vice president of operations and general counsel and will be compensated at an annual base salary of $150,000 for the year ended December 31, 1999.

STOCK OPTIONS

     The table at the top of page 51 sets forth information regarding options to acquire our common stock granted to our named executive officers in 1998. Mr. Thoms options to purchase 25,000 shares were fully vested upon his receipt of the options at an exercise price of $2.00 per share. The percent of total options granted to employees in 1998 is based on an aggregate of 125,000 shares subject to options granted in 1998.

     All options granted to executives were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors at the time of grant. In determining the fair market value of our common stock, our board of directors considered various factors, including our financial condition and business prospects, our operating results, sales of stock to and offers from unaffiliated third parties, the absence of a market for our common stock and risks regarding our company. Our common stock was not publicly traded at the time of the grant.

     Potential realizable value is calculated by assuming that the initial public offering price of $10.00 per share appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day at the appreciated price. Potential realizable values are net of exercise price, but before taxes associated with exercise. The assumed 0%, 5% and 10% rates of stock appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future stock price.

                             OPTION GRANTS IN 1998

                                         PERCENT                                              POTENTIAL
                          NUMBER         OF TOTAL                                REALIZABLE VALUE AT ASSUMED ANNUAL
                       OF SECURITIES     OPTIONS                                RATES OF STOCK PRICE APPRECIATION FOR
                        UNDERLYING      GRANTED TO    EXERCISE                               OPTION TERM
                          OPTIONS      EMPLOYEES IN   PRICE PER   EXPIRATION   ---------------------------------------
NAME                      GRANTED          1998         SHARE        DATE          0%            5%            10%
----                   -------------   ------------   ---------   ----------   -----------   -----------   -----------
Robert S. Bland......         --            --%         $  --           --      $     --      $     --      $     --
William V. Thoms.....     25,000            20           2.00      7/31/98       200,000       206,250       212,500
Ronald A. Wozniak....         --            --             --           --            --            --            --

OPTION GRANTS IN 1999

     In January 1999, we granted Mr. Christensen options, each of which expires January 1, 2009, to purchase: 25,000 shares of our common stock with an exercise price of $3.00 per share, vesting as of November 16, 1999; 25,000 shares of our common stock with an exercise price of $5.00 per share, vesting as of May 16, 2000; 25,000 shares of our common stock with an exercise price of $7.00 per share, vesting as of November 16, 2000; and 25,000 shares of our common stock at an exercise price of $9.00 per share, vesting as of November 16, 2001.

     In March 1999, we granted Mr. Munro options, each of which expires March 29, 2009, to purchase: 30,000 shares of our common stock with an exercise price of $5.00 per share; 30,000 shares of our common stock with an exercise price of $7.00 per share; and 30,000 shares of our common stock at $9.00 per share. Each of Mr. Munro's options will vest over a 36-month period by 2.77% of the total number of shares optioned each month, however, in the 36th month, these options will vest by 3.05% of the total number of shares optioned.

OPTION EXERCISES AND HOLDINGS

     The following table sets forth information concerning the year-end value of unexercised options held by our named executive officers. During 1998, Mr. Thoms exercised options to purchase 25,000 shares of our common stock at an exercise price of $2.00 per share. The deemed value of the shares at time of exercise was $3.00 per share.

                                YEAR-END OPTIONS

                                           NUMBER OF SECURITIES                  VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED                     IN-THE-MONEY
                                                OPTIONS AT                            OPTIONS AT
                                             DECEMBER 31, 1998                     DECEMBER 31, 1998
                                      -------------------------------       -------------------------------
               NAME                   EXERCISABLE       UNEXERCISABLE       EXERCISABLE       UNEXERCISABLE
               ----                   -----------       -------------       -----------       -------------
Robert S. Bland...................          --               --              $     --            $    --
William V. Thoms..................          --               --                    --                 --
Ronald Wozniak....................      50,000               --               400,000(1)              --

-------------------------
(1) Calculated by determining the difference between the assumed initial offering price of $10.00 and the exercise price of Mr. Wozniak's options.

STOCK BASED PLANS

     1997 Stock Option Plan (Amended and Restated). We have established a stock option plan to provide additional incentive to our employees, officers, directors and consultants. Pursuant to the stock option plan, we may grant incentive stock options to our employees and officers and non-qualified stock options to our employees, officers, directors and consultants. Our board of directors or a committee to whom the board has delegated authority, selects the individuals to whom options are granted, interprets and adopts rules for the operation of the stock option plan and specifies the vesting, exercise price and other terms of options. There are a total of 1,475,000 shares reserved for issuance pursuant to the 1997 Stock Option Plan of which, as of May 1, 1999, we have granted options to purchase an aggregate of 500,000 shares of our common stock, at a weighted average exercise price of $4.62 per share. Upon completion of this offering, options to purchase 212,000 shares of common stock will be issued to several of our directors and employees at the initial public offering price.

     The maximum term of an incentive stock option granted under the options is generally limited to ten years. If an optionee terminates his or her service with Quotesmith.com, the optionee generally may exercise only those options vested as of the date of termination of service. Unless otherwise specified in the option agreement, the optionee must effect this exercise within three months of termination of service for any reason other than death or disability. The exercise price of incentive stock options granted under the stock option plan must be at least equal to the fair market value of our common stock on the date of grant and in the case of 10% shareholders, 110% of the fair market value. Payment of the exercise price may be made by these methods as determined by the plan administrator and may include cash, check, a promissory note, consideration under a cashless exercise program or, in certain cases, shares of our common stock owned by the optionee.

     In the event we are acquired or merged with another entity or we transfer all or substantially all of our assets, then immediately prior to the change of control all outstanding options will be deemed to be vested and exercisable.

     1999 Employee Stock Purchase Plan. On March 29, 1999, our board of directors established the 1999 Employee Stock Purchase Plan under which a total of 250,000 shares of common stock will be made available for sale to our employees. The purchase plan will become effective upon the completion of this offering. The purchase plan, which is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended, will be administered by our board of directors or by a committee appointed by our board of directors. Employees are eligible to participate if they are employed by us for at least 20 hours per week and for more than five months in any calendar year. The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10% of an employee's compensation, subject to several limitations.

     The purchase period will be implemented in a series of consecutive, overlapping offering periods, each approximately six months in duration. Purchase periods will begin on the first trading day on or after January 1 and July 1 of each year and terminate on the last trading day in the period six months later. However, the first purchase period will begin on the date on which the registration statement of which this prospectus is a part is declared effective by the SEC and will terminate on the last trading day in the period ending December 31, 1999. Each participant will be entitled through a payroll deduction account to accumulate amounts for the purchase of common stock on the last date of each purchase period. The purchase price of each share of common stock under the purchase plan will be set by the administrator of the plan and will be no less than 85% of the fair market value per share of common stock on the start date of that purchase period or, if lower, no less than 85% of the fair market value on the last day of the purchase period. Employees may modify or end their participation in the offering at any time during the offering period. Participation ends automatically on termination of employment with us. The purchase plan will terminate in 2009 unless sooner terminated by our board of directors.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We have entered into employment agreements with Messrs. Bland, Thoms, Munro, Christensen and Wozniak. These agreements set forth each executive's base annual compensation level, eligibility for salary increases, bonuses and options and level of benefits.

     In addition, each of the agreements provides for separation benefits if one of these executives is terminated without cause or if the executive terminates his employment for good reason, including a change of control of our company. In the event of a termination without cause or for good reason, each of Messrs. Bland, Thoms and Munro is entitled to receive a lump sum payment equal to two times his base annual salary. In the event of a termination without cause, Messrs. Christensen and Wozniak are entitled to receive a lump sum payment equal to his annual base salary. In connection with a separation payment, Messrs. Bland, Thoms and Munro are entitled to gross up payments for any excise taxation incurred. In addition, if Mr. Munro is terminated without cause, the outstanding options that would vest over the next 12 months will vest and become immediately exercisable.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation permits us to indemnify our directors and officers to the fullest extent permitted under Delaware General Corporation Law. As permitted by Delaware law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the company or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - for liability under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Further, as permitted by Delaware law, our by-laws provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, our by-laws provide that:

     - we are permitted to indemnify our other employees and agents to the fullest extent permitted by Delaware law;

     - we are required in certain circumstances to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding; and

     - the rights conferred in the certificate of incorporation and by-laws are not exclusive.

     We have or will enter into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and by-laws. These agreements, among other things, provide for indemnification of our directors and executive officers for most expenses, including attorneys fees, judgments, fines and settlement amounts incurred by an indemnified person in any action or proceeding, including any action by or in the right of our company or any other company or enterprise to which the person provides services at our request. We are also required to advance expenses in some circumstances. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons pursuant to the provisions of our certificate of incorporation and by-laws, Delaware law or the agreements described above, we have been informed that in the opinion of the SEC indemnification of this type is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                              CERTAIN TRANSACTIONS

     Since January 1, 1996, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect interest other than the transactions described below.


     In September 1998, we entered into a services agreement with Intuit Insurance Services. Pursuant to this services agreement, we license a portion of our insurance database technology and support facilities to Intuit Insurance Services in connection with its Quicken InsureMarket service. This agreement permits Intuit to use our technology directly or to direct customers to our Web site. Quicken InsureMarket customers who utilize our services and request applications for insurance are forwarded to us for processing. We are entitled to collect all amounts received from insurance companies with respect to Quicken InsureMarket customers who use our services. We pay a fee to Intuit Insurance Services that represents a percentage of the regular first year and renewal commissions we receive from Quicken InsureMarket customers who purchase insurance through our service. We have agreed to provide Intuit Insurance Services with at least as favorable a compensation arrangement as we provide to any other third party with a similar arrangement. While the license we provide to Intuit Insurance Services is non-exclusive and non-transferable, we agreed to some restrictions on our ability to license our proprietary database to parties specified in the services agreement. To date, we have not paid Intuit Insurance Services, nor have we received revenue, greater than $60,000 in any year or period for transactions related to the services agreement.


     In February 1999, we sold 1,000,000 shares of common stock to Intuit for aggregate consideration of $3.0 million. As a part of that transaction, we granted Intuit specific registration rights pursuant to an investor rights agreement. For a description of these registration rights refer to "Description of Capital Stock -- Registration Rights" beginning on page 61.

     In June 1999, we received a $2.0 million loan from Intuit. For more information refer to "Use of Proceeds" on page 19.

     We have also entered into a Web site linking agreement whereby we have agreed to pay a fee to Intuit Insurance Services for Quicken InsureMarket customers who purchase insurance through the Quotesmith.com service. Amounts paid to Intuit Insurance Services under the Web linking agreement have not to date exceeded $60,000 in any year, but could in future years.

     We have entered into compensation arrangements with several of our directors and officers. See "Management -- Employment Agreements and Change of Control Arrangements" on page 53. We have entered into indemnification agreements with our officers and directors. See "Management -- Indemnification of Directors and Executive Officers and Limitation of Liability" beginning on page 53.

     We have agreed to sell to Intuit shares in this offering having an aggregate purchase price of $3 million and a per share price equal to the initial public offering price. For more information refer to "Plan of Distribution" on page 66.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to beneficial ownership of our common stock as of the date hereof, as adjusted to reflect the sale of shares of common stock in this offering, by:


     - each stockholder that is known to us to beneficially own more than 5% of our common stock;

     - each of our directors;

     - our chief executive officer and each of the executive officers named in the summary compensation table; and

     - all of our executive officers and directors as a group.

     Unless otherwise indicated, the mailing address for each of the named individuals is c/o Quotesmith.com, Inc., 8205 South Cass Avenue, Suite 102, Darien, Illinois 60561.

     Applicable percentage ownership in the table is based upon 13,515,091 shares of common stock outstanding as of the date hereof and 18,515,091 shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options presently exercisable or exercisable within 60 days as of the date hereof are deemed to be outstanding for the purpose of computing the percentage ownership of the person or entity holding options, but are not treated as outstanding for the purpose of computing the percentage ownership for any other person or entity. To the extent that shares of common stock are issued upon the exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding or granted in the future or reserved for future issuance under our stock plans, new public investors will be subject to further dilution.


                                                                  SHARES BENEFICIALLY OWNED
                                                            --------------------------------------
                                                             PRIOR TO OFFERING      AFTER OFFERING
                                                            --------------------    --------------
                                                             NUMBER      PERCENT       PERCENT
                                                             ------      -------       -------
OUR CEO, NAMED EXECUTIVE OFFICERS AND DIRECTORS
  Robert S. Bland(1)....................................    7,314,334     54.1%          39.5%
  William V. Thoms......................................    2,160,000     16.0           11.7
  Ronald A. Wozniak(2)..................................       55,281        *              *
  Timothy F. Shannon(3).................................       33,333        *              *
  Bruce J. Rueben(3)....................................       27,000        *              *
ALL EXECUTIVE OFFICERS AND DIRECTORS AS A GROUP (10
  PERSONS)(4)...........................................    9,632,906     70.6           51.7
OTHER FIVE PERCENT STOCKHOLDERS
  Intuit Inc.(5)........................................    1,000,000      7.4            7.0
  James and Donna Bellinger.............................      761,001      5.6            4.1
  Gary C. Beede.........................................      700,000      5.2            3.8
  William G. Schaefer, Jr...............................      700,000      5.2            3.8


-------------------------
 * Less than 1%.

(1) Includes 3,657,167 shares owned by Mr. Bland as a tenant in common with his wife, Maureen A. Bland, and 3,657,167 shares owned by Southcote Partners, L.P., a limited partnership whose sole general partners are Mr. and Mrs. Bland.


(2) Consists of shares purchasable upon exercise of fully vested options.


(3) Includes options to purchase 25,000 shares that are fully vested.


(4) Includes options to purchase 120,239 shares that are fully vested.


(5) Intuit's address is 2535 Garcia Avenue, Mountain View, California 94043. Intuit's beneficial ownership after the offering includes 300,000 shares we have agreed to sell to Intuit in this offering, assuming an initial public offering price of $10.00 per share.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. The following summary of our common stock and preferred stock is subject to, and qualified in its entirety by, our certificate of incorporation and by-laws and by the provisions of applicable law.

COMMON STOCK


     As of the date hereof, we had 13,515,091 shares of common stock outstanding held of record by 33 stockholders. Subject to preferences that may apply to shares of preferred stock outstanding at any time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at times and in amounts as the board of directors may from time to time determine. Each stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up of our company, the holders of shares of common stock would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable.


PREFERRED STOCK

     As of June 30, 1999, we had no shares of preferred stock outstanding. The board of directors has the authority, within the limitations and restrictions stated in the certificate of incorporation, to provide by resolution for the issuance of shares of preferred stock, in one or more classes or series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of a series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock and could adversely affect the voting and other rights of the holders of common stock. See "Risk
Factors -- Our charter documents and Delaware law contain provisions that may discourage takeover attempts which could preclude our stockholders from receiving a change of control premium" on page 17.

     The board of directors has adopted a stockholder rights plan. In connection with the adoption of the stockholder rights plan, the board of directors has created one series of preferred stock, consisting of 600,000 shares of Series A Participating Preferred. No shares of Series A Participating Preferred have been issued as of the date of this prospectus. Each share of the Series A Participating Preferred, when and if issued, would entitle the holder to receive quarterly dividends equal to the greater of $1.00 per share or 100 times the dividends per share declared with respect to the common stock. Dividends on the Series A Participating Preferred are cumulative. Holders of the Series A Participating Preferred would be entitled to exercise 100 votes per share on all matters submitted to a vote of stockholders and, except as otherwise required by law, would vote together with the holders of common stock as a single class. In the event of liquidation, eligible holders would receive a preference of $1.00 per share over the common stock. In general, each share of the Series A Participating Preferred is intended to have a value and voting rights equal to 100 shares of common stock, and appropriate anti-dilutive adjustments will be made in accordance with the terms of the Series A Participating Preferred in the event of certain changes in common stock. Except as contemplated in connection with the stockholder rights plan described below, we have no present plans to issue any of the preferred stock.

OPTIONS

     Under the 1997 Stock Option Plan, as of June 30, 1999 we had granted options to purchase 500,000 shares of our common stock at a weighted average exercise price of $4.62 per share. Upon completion of this offering, we will issue options to purchase 212,000 shares of our common stock to certain directors and employees at the initial public offering price. After the completion of this offering and the grant of options to purchase 212,000 shares, 763,000 shares of common stock will be available for future grant or issuance under the 1997 Stock Option Plan.

RIGHTS PLAN

     Our board of directors has declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock. The dividend is payable to stockholders of record immediately prior to the closing of the offering, which is the record date for this distribution and with respect to common stock issued thereafter until the distribution date. Except as set forth below, each right, when it becomes exercisable, entitles the registered holder to purchase from us one one-hundredth of a share of the Series A Participating Preferred at an exercise price equal to five times the initial offering price of our common stock, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between us and Harris Trust and Savings Bank, as rights agent. A copy of the rights agreement is available to stockholders free of charge from us upon request directed to our corporate secretary.

     Initially, the rights will be attached to all certificates representing shares of common stock then outstanding, and no separate rights certificates will be distributed. The rights will separate from the common stock upon a distribution date, which is the earliest to occur of:

     - 10 days following public announcement that an acquiring person, a person or group of affiliated or associated persons, has acquired beneficial ownership of 15% or more of the outstanding common stock; or

     - 15 business days or a later date as our board may determine following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

     The definition of an acquiring person includes a person or group that beneficially owns 15% or more of our outstanding common stock, but excludes any of our employee benefits plans. Each of Robert S. Bland and William V. Thoms, their extended family, family trusts and other of their affiliates and associates will not be deemed to be an acquiring person as long as these persons beneficially own less than 43.5% of our outstanding common stock in the case of Mr. Bland and 15.7% in the case of Mr. Thoms. The date that a person or group becomes an acquiring person is the "share acquisition date." Until a right is exercised, the holder thereof, as such, will not have any rights as a stockholder, including the right to vote or receive dividends thereon.

     The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date, or earlier redemption or expiration of the rights, new common stock certificates issued after the record date upon transfer or new issuance of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date, or earlier redemption or expiration of the rights, the surrender for transfer of any certificates for common stock outstanding as of the record date, even without any notation or a copy of the summary of rights attached thereto, will also constitute the transfer of the rights associated with the common stock represented by this certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and to each initial record holder of certain common stock issued after the distribution date, and separate rights certificates alone will evidence the rights.

     The rights are not exercisable until the distribution date and will expire at the close of business on the tenth anniversary of the effective date of the plan, unless earlier redeemed by us as described below.

     In the event that any person becomes an acquiring person, in lieu of acquiring preferred stock, each holder of a right (other than an acquiring person) will thereafter have the right to receive upon payment of the exercise price, the number of shares of common stock, or, in certain circumstances, cash, property or other of our securities, having a value equal to two times the exercise price. Notwithstanding the foregoing, following the occurrence of triggering events described above or in the paragraph below, all rights that are, or (under certain circumstances specified in the rights agreement) were, beneficially owned by any acquiring person or any affiliate or associate thereof will be null and void.

     In the event that, at any time following the share acquisition date, we are acquired in a merger or other business combination transaction, or more than 50% of our assets or earning power is sold or transferred to any other person, then each holder of a right, except rights which previously have been voided as set forth above shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

     The exercise price and the number of shares of preferred stock or other securities or property issuable upon exercise of the rights are subject to adjustment from time to time to as a result of, among other things, a subdivision, split -- other than a stock dividend on the common stock payable in shares of common stock -- combination, consolidation or reclassification of the Series A Participating Preferred or the common stock, or a reverse split of the outstanding shares of Series A Participating Preferred or common stock.

     At any time prior to the earlier to occur of a person becoming an acquiring person or the expiration of the rights, and under certain other circumstances, we may redeem the rights in whole, but not in part, at a price of $0.01 per right which redemption shall be effective upon the action of the board of directors. Additionally, at any time after a triggering event and prior to the time that a person or group acquires 50% or more of the outstanding common stock, we may exchange the rights, other than those that have become null and void, in whole or in part, for shares of common stock at an exchange ratio of one share of common stock per right, subject to adjustment.

     The provisions of the rights agreement may be amended by our board of directors in order to cure any ambiguity, defect or inconsistency, provided that after such time as any person becomes an acquiring person, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the rights.

DELAWARE ANTI-TAKEOVER, CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

     Several provisions of Delaware law and our certificate of incorporation and by-laws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage specific types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging these proposals. The increased protection is beneficial even if a proposal is priced above the then-current market value of our common stock, because negotiation of these proposals could result in an improvement of their terms.

     Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law. This provision generally prohibits any publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

     - the transaction in which the stockholder became an interested stockholder is approved by the board of directors prior to the date the interested stockholder attained this status;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction was commenced, excluding those shares owned by persons who are directors and also officers and stock held by some employee stock option plans; or

     - on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

     A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an interested stockholder is defined to include any person that is:

     - the owner of 15% or more of the outstanding voting stock of the corporation;

     - an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

     - an affiliate or associate of the persons described in the foregoing bullet points.

     The restrictions contained in Section 203 do not apply to Mr. Bland, our chairman, president and chief executive officer, or Mr. Thoms, our executive vice president, because each was an interested stockholder before our voting stock was listed on a national securities exchange or authorized for quotation on the Nasdaq National Market or held by record by more than 2,000 stockholders.

     Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our by-laws exempt us from the restrictions imposed under
Section 203 of the Delaware General Corporation Law. We anticipate that the provisions of Section 203 of the Delaware General Corporation Law may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

     Classification and Structure of our Board of Directors. Immediately upon the completion of this offering, our board of directors will be divided into three classes of directors serving staggered, three-year terms. The number of directors will be fixed by resolution of our board of directors consisting of at least three but not more than nine directors. The size of our board is currently fixed at four members and will be increased to seven members contemporaneously with the completion of this offering. The directors shall be elected at the annual meeting of the stockholders, except for filling vacancies. Directors may be removed only for cause and only with the approval of the holders of at least 80% of voting power present and entitled to vote at a meeting of stockholders. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, a sole remaining director, or if a Delaware provision expressly confers power on stockholders to fill a directorship at a special meeting, by the holders of at least 80% of the voting power present and entitled to vote at a meeting of stockholders.

     As a result of the classification of our board of directors, approximately one-third of the members of our board of directors will be elected each year. When coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships and increase the size of the board of directors up to nine, these provisions may prevent stockholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by removals with their own nominees.

     Meetings of Stockholders. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders. Special meetings of stockholders may be called by the chief executive officer or by a majority of our board of directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management.

     Written Consent. Under our certificate of incorporation, our stockholders will not be allowed to take action in writing outside of an annual or special meeting of our stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our by-laws require that timely notice in proper form be provided by stockholders seeking to bring business before, or to nominate candidates for election as directors at, the annual meeting of stockholders. The notice must be received by us 120 calendar days in advance of the date specified in the previous year's notice of the annual meeting. These provisions may preclude stockholders from timely bringing matters before, or from making nominations for directors at, an annual meeting of stockholders.

     Amendment of our Certificate of Incorporation and By-Laws. Generally, our certificate of incorporation may be amended by the approval of the majority of our board of directors and a majority of our outstanding voting securities. However, the approval of at least 80% of voting securities is required to amend a provision in the certificate of incorporation relating to the liability or indemnification of our officers and directors, the structure and classification of our board of directors and stockholder actions. Our board of directors is authorized to amend our by-laws consistent with Delaware law and our certificate of incorporation.

REGISTRATION RIGHTS

     As part of our sale of common stock to Intuit in February 1999, we entered into an investor rights agreement with Intuit. This agreement provides Intuit with the following registration rights:

     - If Intuit requests that we file a registration statement covering its shares of common stock at least 180 days after the consummation of this offering, we must make our best efforts to file such a statement as soon as possible. If, however, we find that the registration would be detrimental to our company, we may postpone the requested filing for a period of 90 days.

     - Intuit may not sell or transfer any of the shares purchased in February 1999 unless either (A) there is a registration statement in effect covering the shares or (B)(i) the transferee has agreed to be bound by all the terms and conditions of the investor rights agreement and (ii) Intuit has provided us with an opinion of counsel stating that the transfer will not require the registration of its shares.

     - We must notify Intuit of our intention to file a registration statement covering any securities issued by our company as well as allow them to include its shares in the registration statement.

     - If Intuit requests, we must file a short form registration statement covering its shares. We must make our best efforts to file such a statement as soon as possible. If, however, we find that the registration is impermissible under the applicable securities laws, or we have effected two similar registrations within the preceding 12 months, we may refuse to initiate the requested filing. Furthermore, if we find the requested registration would be detrimental to the company, we may postpone the requested filing for a period of 90 days.

     Under the investor rights agreement, we will pay all of Intuit's registration costs and expenses unless Intuit withdraws a requested filing initiated by us. We will indemnify Intuit to the full extent allowed by law for any liabilities to which it may become subject as a result of any registration filed pursuant to the investor rights agreement, provided the liability arises out of any act or omission of the company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Harris Trust and Savings Bank, Chicago, Illinois.

LISTING

     We have applied for quotation of the common stock on the Nasdaq National Market under the trading symbol "QUOT."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 18,515,091 shares of common stock, based upon shares outstanding on the date hereof. Excluding the 5,000,000 shares of our common stock offered in this offering and assuming no exercise of the underwriters' over-allotment option, immediately prior to the effective date of the registration statement, there will be 13,515,091 shares of common stock outstanding. Nearly all of these shares are subject to lock-up agreements with the underwriters pursuant to which the holders of the restricted shares have agreed not to sell, pledge or otherwise dispose of such shares for a period of at least 180 days after the date of this prospectus. Hambrecht & Quist LLC may release the shares subject to the lock-up agreements in whole or in part at any time with or without notice. However, Hambrecht & Quist LLC has no current plans to do so.

     Beginning 180 days after the effective date of the registration statement, approximately 3,247,300 shares will become eligible for sale in the public market when the underwriter's lock-up agreements expire unless the underwriters elect, in their sole discretion, to release these shares from the lock-up agreements earlier. In addition to the shares described above, after such 180th day, approximately 10,267,791 shares will become available for sale at various times pursuant to Rule 144.

     Certain of the restricted shares that will become available for sale in the public market beginning 180 days after the effective date will be subject to certain volume and other resale restrictions pursuant to Rule 144 because the holders are affiliates of our company. The general provisions of Rule 144 are described below.

     In general, under Rule 144, an affiliate of our company, or a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

     - 1% of the then outstanding shares of the common stock -- approximately shares immediately after this offering; or

     - the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

     Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above.


     As of the date hereof, options to purchase 500,000 shares of our common stock had been granted and are outstanding under the 1997 Stock Option Plan of which 195,000 options are exercisable. Upon the completion of this offering, we will grant options to purchase 212,000 shares of our common stock under the 1997 Stock Option Plan. After the completion of the offering and the grant of options to purchase 212,000 shares, options to purchase an additional 763,000 shares of common stock will be available for future grant or issuance. Beginning 180 days after the effective date, approximately 347,430 shares issuable upon the exercise of vested options will become eligible for sale. In addition, as of the date hereof, 250,000 shares of common stock were reserved for issuance under our 1999 Employee Stock Purchase Plan.


     We intend to file, within 180 days after the date of this prospectus, a Form S-8 registration statement under the Securities Act to register shares issued pursuant to restricted stock purchase agreements under the 1997 Stock Option Plan and the 1999 Employee Stock Purchase Plan, shares issued in connection with option exercises and shares reserved for issuance under all stock plans. Shares of common stock issued pursuant to the restricted stock agreements under the 1997 Stock Option Plan, the 1999 Employee Stock Purchase Plan or upon exercise of options after the effective date of the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and lock-up agreements.

LOCK-UP AGREEMENTS

     All officers and directors and most holders of our common stock and options to purchase common stock have agreed pursuant to "lock-up" agreements, subject to limited exceptions, that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist LLC.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, PaineWebber Incorporated, ABN AMRO Incorporated and Charles Schwab & Co., Inc., have severally agreed to purchase from us the numbers of shares of common stock set forth opposite their names below:

                                                                NUMBER OF
                            NAME                                 SHARES
                            ----                                ---------
Hambrecht & Quist LLC.......................................
PaineWebber Incorporated....................................
ABN AMRO Incorporated.......................................
Charles Schwab & Co., Inc. .................................

                                                                ---------
     Total..................................................    5,000,000
                                                                =========

     The underwriting agreement provides that the obligations of the underwriters are subject to specific conditions precedent. These conditions precedent include the absence of any material adverse change in our business and the receipt of specified certificates, opinions and letters from us, our counsel and our independent auditors. The nature of the underwriters' obligation is that they are committed to purchase all shares of common stock offered by this prospectus if any of these shares are purchased.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.

UNDERWRITING DISCOUNTS AND COMMISSIONS PAYABLE BY QUOTESMITH.COM

                                                       WITH                         WITHOUT
                                              OVER-ALLOTMENT EXERCISE       OVER-ALLOTMENT EXERCISE
                                              -----------------------       -----------------------
Per Share.................................           $                             $
Total.....................................           $                             $

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $975,000.

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of
$     per share. The underwriters may allow, and these dealers may reallow, a
concession not in excess of $     per share to other dealers. After the initial
public offering of the shares has been completed, the representatives of the underwriters may change the offering price and other selling terms. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 705,000 additional shares of common stock at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discount. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by this prospectus.

     At the request of Quotesmith.com, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of common stock offered hereby for several of our employees and directors and other persons who have relationships with us. We cannot assure you that any of the reserved shares will be purchased. The number of shares available for sale to the general public in this offering will be reduced by the number of reserved shares purchased. Any reserved shares not purchased will be offered to the general public on the same basis as the other shares offered hereby.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect thereof.

     We and most of our stockholders including executive officers and directors, who will collectively own 13,321,758 shares of common stock after this offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans, provided that, without the prior written consent of Hambrecht & Quist LLC, these additional options shall not be exercisable during this period.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiation among us and the representatives of the several underwriters. Among the factors to be considered in determining the initial public offering price of the common stock are:

     - prevailing market and economic conditions;

     - our revenues and earnings;

     - market valuations of other companies engaged in activities similar to us;

     - estimates of our business potential and prospects;

     - the present state of our business operations;

     - our management; and

     - other factors we and the representatives of the several underwriters deem relevant.

     The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     Persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids. These transactions may include entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

                              PLAN OF DISTRIBUTION

     Pursuant to a subscription agreement between us and Intuit that we will enter into after the effectiveness of this offering, we have agreed to sell directly to Intuit, shares of common stock in this offering having an aggregate purchase price of $3 million at a price per share equal to the initial public offering price. We cannot assure you that Intuit will purchase any of the shares in this offering. Although Intuit has expressed an intention to purchase these shares, the subscription agreement will not be entered into before the effective date of the offering. Accordingly, Intuit will not be legally obligated to acquire the shares until that time. The purchase price for these shares will be paid directly to us at the closing of sale of the other shares offered hereby. The number of shares available for sale to the general public in the offering will be reduced by the number of shares sold to Intuit. In the event and to the extent that Intuit does not purchase these shares, the underwriters will purchase those shares on the same terms and conditions as the other shares being offered by this prospectus, and those shares will be offered to the public at the initial public offering price per share and otherwise on the same basis as the other shares offered hereby. The underwriters will not receive any fees or commissions with respect to any shares sold to Intuit pursuant to the subscription agreement.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Freeborn & Peters, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. For further information with respect to our business and the common stock offered by this prospectus, please refer to the registration statement. While we have provided a summary of the material terms of the contents of contracts or any other documents the summary does not describe all of the details of the contracts and other documents. In each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, please refer to the registration statement, each such statement being qualified in all respects by such reference.

     You may read and copy all or any portion of the registration statement at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, Washington, D.C. 20549 upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a Web site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Web site.

                              QUOTESMITH.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Auditors..............................    F-2
Balance Sheets as of December 31, 1997 and 1998, and June
  30, 1999..................................................    F-3
Statements of Operations for the Years Ended December 31,
  1996, 1997, and 1998, and the Six Months Ended June 30,
  1998 and 1999.............................................    F-4
Statements of Stockholders' Equity for the Years Ended
  December 31, 1996, 1997, and 1998, and the Six Months
  Ended June 30, 1999.......................................    F-5
Statements of Cash Flows for the Years Ended December 31,
  1996, 1997, and 1998, and the Six Months Ended June 30,
  1998 and 1999.............................................    F-6
Notes to Financial Statements...............................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Quotesmith.com, Inc.

     We have audited the accompanying balance sheets of Quotesmith.com, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quotesmith.com, Inc. at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements the Company changed its method of accounting for commission revenues.

                                          ERNST & YOUNG LLP

Chicago, Illinois
February 22, 1999

                              QUOTESMITH.COM, INC.

                                 BALANCE SHEETS

                                                               DECEMBER 31,
                                                         ------------------------     JUNE 30,
                                                            1997          1998          1999
                                                            ----          ----        --------
                                                                                     (UNAUDITED)
                       ASSETS
Cash.................................................    $    3,809    $  518,202    $ 3,387,471
Commissions receivable, less allowances
  (1997 -- $114,000; 1998 -- $127,000;
  1999 -- $154,000) (Note 2).........................       691,023     1,007,662        975,806
Other assets.........................................        14,184        39,248         34,458
                                                         ----------    ----------    -----------
Total current assets.................................       709,016     1,565,112      4,397,735
Furniture, equipment, and computer software at cost,
  less accumulated depreciation (1997 -- $107,304;
  1998 -- $166,102; 1999 -- $232,358)................       121,420       240,606        464,466
Deferred offering expenses (Note 8)..................            --            --        212,045
                                                         ----------    ----------    -----------
Total assets.........................................    $  830,436    $1,805,718    $ 5,074,246
                                                         ==========    ==========    ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities.............    $  630,386    $  816,327    $   859,850
Notes payable (Note 4 and 8).........................       200,000            --      2,000,000
                                                         ----------    ----------    -----------
Total current liabilities............................       830,386       816,327      2,859,850
Notes payable to bank due after one year (Note 4)....       233,330            --             --
                                                         ----------    ----------    -----------
Total liabilities....................................     1,063,716       816,327      2,859,850
Commitments and contingencies (Notes 5, 7, and 8)
Stockholders' equity (deficiency in assets) (Notes 4,
  5, 6, and 8):
     Common stock, $.001 par value; shares
       authorized: 1997 and 1998 -- 35,000,000; 1999
       - 60,000,000; shares issued:
       1997 -- 14,490,000; 1998 -- 14,921,091;
       1999 -- 16,049,091............................        14,490        14,921         16,049
     Additional paid-in capital......................       206,220     1,624,061      5,964,109
     Retained-earnings deficit.......................      (190,990)     (386,591)    (3,502,762)
     Treasury stock at cost (2,534,000 shares).......      (263,000)     (263,000)      (263,000)
                                                         ----------    ----------    -----------
Total stockholders' equity (deficiency in assets)....      (233,280)      989,391      2,214,396
                                                         ----------    ----------    -----------
Total liabilities and stockholders' equity...........    $  830,436    $1,805,718    $ 5,074,246
                                                         ==========    ==========    ===========

                               See accompanying notes.

                              QUOTESMITH.COM, INC.

                            STATEMENTS OF OPERATIONS

                                                                                     SIX MONTHS
                                         YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                 ----------------------------------------    --------------------------
                                    1996          1997           1998           1998           1999
                                    ----          ----           ----           ----           ----
                                                                                    (UNAUDITED)
Revenues:
  Commission revenues
     (Note 2)..................  $3,496,805    $ 4,115,809    $ 5,507,596    $ 2,516,037    $ 3,019,473
  Other revenue................     315,331        146,425         68,034         39,764         30,727
                                 ----------    -----------    -----------    -----------    -----------
Total revenues.................   3,812,136      4,262,234      5,575,630      2,555,801      3,050,200
Expenses:
  Selling and marketing
     (Note 2)..................   1,109,283      2,151,996      1,791,145        621,377      2,131,597
  Operations (Note 8)..........   1,550,642      1,794,261      2,689,408      1,206,996      2,690,142
  General and administrative
     (Note 8)..................     786,256        951,519      1,292,481        489,814      1,385,207
                                 ----------    -----------    -----------    -----------    -----------
Total expenses.................   3,446,181      4,897,776      5,773,034      2,318,187      6,206,946
                                 ----------    -----------    -----------    -----------    -----------
Operating income (loss)........     365,955       (635,542)      (197,404)       237,614     (3,156,746)
Interest income (expense), net
  (Note 2).....................     (13,735)       (40,851)         1,803         (9,802)        40,575
                                 ----------    -----------    -----------    -----------    -----------
Income (loss) before income
  taxes........................     352,220       (676,393)      (195,601)       227,812     (3,116,171)
Income taxes (credit) (Note
  3)...........................     129,300       (209,800)            --         33,295             --
                                 ----------    -----------    -----------    -----------    -----------
Net income (loss)..............  $  222,920    $  (466,593)   $  (195,601)   $   194,517    $(3,116,171)
                                 ==========    ===========    ===========    ===========    ===========
Net income (loss) per common
  share, basic and diluted
  (Note 2).....................  $     0.02    $     (0.04)   $     (0.02)   $      0.02    $     (0.23)
                                 ==========    ===========    ===========    ===========    ===========
Weighted average common shares
  and equivalents outstanding:
  Basic........................  12,154,493     11,956,000     12,258,064     12,145,438     13,270,535
  Diluted......................  12,154,493     11,956,000     12,258,064     12,187,105     13,270,535

                            See accompanying notes.

                              QUOTESMITH.COM, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                               COMMON STOCK                                                  TOTAL
                                           --------------------                                          STOCKHOLDERS'
                                           NUMBER OF              ADDITIONAL    RETAINED                    EQUITY
                                             SHARES       PAR      PAID-IN      EARNINGS     TREASURY     (DEFICIENCY
                                             ISSUED      VALUE     CAPITAL      (DEFICIT)      STOCK      IN ASSETS)
                                           ---------     -----    ----------    ---------    --------    -------------
1996:
  Balance at January 1...................  14,490,000   $14,490   $  206,220   $    52,683   $ (13,000)   $  260,393
  Net income.............................          --        --           --       222,920          --       222,920
  Purchase of treasury stock (Note 5)....          --        --           --            --    (250,000)     (250,000)
                                           ----------   -------   ----------   -----------   ---------    ----------
  Balance at December 31.................  14,490,000    14,490      206,220       275,603    (263,000)      233,313
1997:
  Net loss...............................          --        --           --      (466,593)         --      (466,593)
                                           ----------   -------   ----------   -----------   ---------    ----------
  Balance at December 31.................  14,490,000    14,490      206,220      (190,990)   (263,000)     (233,280)
1998:
  Net loss...............................          --        --           --      (195,601)         --      (195,601)
  Proceeds from sale of common stock
    (Note 5).............................     431,091       431    1,267,841            --          --     1,268,272
  Effect of stock options granted (Note
    6)...................................          --        --      150,000            --          --       150,000
                                           ----------   -------   ----------   -----------   ---------    ----------
  Balance at December 31.................  14,921,091    14,921    1,624,061      (386,591)   (263,000)      989,391
1999 (unaudited):
  Net loss...............................          --        --           --    (3,116,171)         --    (3,116,171)
  Proceeds from sale of common stock
    (Note 8).............................   1,128,000     1,128    3,382,872            --          --     3,384,000
  Effect of common stock sold and stock
    options granted (Note 8).............          --        --      957,176            --          --       957,176
                                           ----------   -------   ----------   -----------   ---------    ----------
  Balance at June 30 (unaudited).........  16,049,091   $16,049   $5,964,109   $(3,502,762)  $(263,000)   $2,214,396
                                           ==========   =======   ==========   ===========   =========    ==========

                            See accompanying notes.

                              QUOTESMITH.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                 SIX MONTHS
                                         YEAR ENDED DECEMBER 31,               ENDED JUNE 30,
                                   -----------------------------------    -------------------------
                                     1996         1997         1998          1998          1999
                                     ----         ----         ----          ----          ----
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
  Net income (loss)..............  $ 222,920    $(466,593)   $(195,601)   $  194,517    $(3,116,171)
     Adjustments to reconcile to
       net cash provided (used)
       by operating activities:
          Depreciation expense...     30,693       31,204       66,574        23,556         66,256
          Accounts payable and
             accrued
             liabilities.........   (153,062)     516,836      185,941      (200,946)        43,523
          Commissions
             receivable..........    (49,515)    (383,481)    (316,639)      (95,271)        31,856
          Stock compensation.....         --           --      150,000        50,000        957,176
          Deferred taxes
             (credit)............    129,300     (209,800)          --        33,295             --
          Amortization of direct-
             response advertising
             costs...............    848,776      494,074           --            --             --
          Deferral of
             direct-response
             advertising costs...   (988,162)          --           --            --             --
          Other assets...........     (6,670)       7,433      (25,064)       (4,693)         4,790
                                   ---------    ---------    ---------    ----------    -----------
     Net cash provided (used) by
       operating activities......     34,280      (10,327)    (134,789)          458     (2,012,570)
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  Purchases of furniture,
     equipment, and software.....    (50,767)    (107,454)    (185,760)      (73,189)      (290,116)
                                   ---------    ---------    ---------    ----------    -----------
  Net cash used by investing
     activities..................    (50,767)    (107,454)    (185,760)      (73,189)      (290,116)
CASH FLOWS FROM FINANCING
  ACTIVITIES:
  Proceeds from issuance of
     common stock................         --           --    1,268,272     1,156,000      3,384,000
  Proceeds from (repayment of)
     notes payable...............    232,776      120,830     (433,330)     (129,938)     2,000,000
  Purchase of treasury stock.....   (250,000)          --           --            --             --
  Deferred offering expenses Note
     8...........................         --           --           --            --       (212,045)
                                   ---------    ---------    ---------    ----------    -----------
  Net cash provided (used) by
     financing activities........    (17,224)     120,830      834,942     1,026,062      5,171,955
                                   ---------    ---------    ---------    ----------    -----------
NET INCREASE (DECREASE) IN
  CASH...........................    (33,711)       3,049      514,393       953,331      2,869,269
CASH AT BEGINNING OF PERIOD......     34,471          760        3,809         3,809        518,202
                                   ---------    ---------    ---------    ----------    -----------
CASH AT END OF PERIOD............  $     760    $   3,809    $ 518,202    $  957,140    $ 3,387,471
                                   =========    =========    =========    ==========    ===========

                            See accompanying notes.

                              QUOTESMITH.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

     Quotesmith.com, Inc. (the Company) has developed an Internet-based insurance service that enables consumers and business owners to obtain instant quotes from over 300 insurance companies without the involvement of any commissioned salespeople. The Company's model allows consumers to: (1) search for, analyze and compare insurance products; (2) request and obtain insurance quotes; and (3) select and purchase insurance coverage from the insurance company of their choice.

     The Company incorporated and began its operations in March 1984 and during the period from 1984 to 1994 provided an electronic quotation and policy information service to insurance agents and brokers. Throughout this period the Company was not engaged in the marketing of insurance to consumers. In 1994, the Company began focusing its business strategy on marketing term life insurance to self-directed consumers utilizing its proprietary insurance price comparison technology. In May 1996, the Company began providing real-time quotes for term life insurance on the Internet and began receiving online insurance application requests from consumers.

     Over the last four years, the Company's primary revenue source has been commissions derived from the sale of individual term life insurance. Applications are underwritten and commissions are received from numerous life insurance companies. Revenues from some of these companies have exceeded ten percent of the Company's total revenues. In 1996, these included two companies with revenues of $1,765,000 and $402,000. In 1997, these included four companies with revenues of $814,000, $735,000, $526,000 and $437,000. In 1998, these included one company with revenues of $1,295,000. The Company's business represents one business segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change as more information becomes known which could impact the amounts reported and disclosed herein.

REVENUE RECOGNITION

     The Company recognizes annual first year commissions as revenues when the policy has been approved by the underwriter and an initial premium payment (which may be annual, semi-annual, quarterly, or monthly) has been made by the customer. An allowance is provided for estimated commissions that will not be received due to the nonpayment of installment first year premiums. In the accompanying financial statements, the aforementioned method has been applied in all periods.

     In previously reported financial statements, the aforementioned method of accounting for first year commissions had been applied since January 1, 1997. As of that date, an accounting change was made, and the cumulative effect of the change was reported in the 1997 statement of operations. In the previously reported financial statements, prior to 1997, estimated annual first year commissions were recognized as revenues, after applying a reserve for expected "not

                              QUOTESMITH.COM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) taken" policies, at the time applications were received by the Company after substantially all required brokerage services relating to placement of the insurance had been provided. The change to the current method was made to better reflect when revenues are realized.

     Since the accompanying financial statements were prepared for the initial public offering of the Company's common stock, the January 1, 1997 accounting change was applied retroactively. As a result, the $593,000 ($0.05 per share) cumulative effect of the accounting change, a reduction of income, was removed from the 1997 statement of operations. Also, 1996 net income previously reported was reduced by $263,000 ($0.02 per share).

     Revenues for renewal and bonus commissions and other revenues are recognized when the Company receives notification that such revenues have been earned.

ADVERTISING COSTS

     Selling and marketing expenses in the accompanying financial statements are comprised of advertising costs. In 1996 and 1995 (but not subsequently), direct response advertising costs qualified for capitalization and were amortized over the expected period of future benefits, which resulted in such costs being amortized principally within one year. As the Company evolved to an Internet-based insurance service in 1997, the Company no longer had the ability to determine which advertising programs had elicited an applicant's direct response. Accordingly, beginning in 1997, advertising costs are expensed as incurred. In 1997, advertising expense includes 1997 costs incurred plus amortization of 1996 costs that were unamortized as of December 31, 1996 of $494,000.

STOCK COMPENSATION

     The Company uses the intrinsic value method to measure compensation expense, if any, relating to stock options. Any compensation expense is determined at the date of grant, or the date of subsequent modification to option terms, based on any excess of the fair value of the related shares over the exercise price, and amortized over the options' vesting periods.

FURNITURE, EQUIPMENT, AND COMPUTER SOFTWARE

     Furniture, equipment, and capitalized application development costs of internal-use computer software are depreciated over useful lives of five to seven years using principally an accelerated method of depreciation. Repair and maintenance costs are charged to expense as incurred. Depreciation expense was $31,000 in 1996 and 1997 and $67,000 in 1998.

TREASURY STOCK

     The cost of reacquiring the Company's common stock is reported as a separate component of stockholders' equity.

INCOME TAXES

     Deferred income taxes are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities and the effect of net operating loss carryforwards and are measured using enacted tax rates.

                              QUOTESMITH.COM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FINANCIAL INSTRUMENTS

     The fair values of financial instruments, principally commissions receivable, other assets, accounts payable and accrued liabilities, and notes payable approximate their December 31, 1998 and 1997 carrying values.

NON-OPERATING INCOME AND EXPENSE

     Interest income (expense), net in the accompanying statements of operations includes the following:

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                  1996        1997        1998
                                                  ----        ----        ----
Interest income.............................    $     --    $  3,049    $ 29,531
Interest expense............................     (13,735)    (43,900)    (27,728)
                                                --------    --------    --------
Interest income (expense), net..............    $(13,735)   $(40,851)   $  1,803
                                                ========    ========    ========

NET INCOME (LOSS) PER SHARE

     Basic net income or loss per share and diluted net loss per share reflect net income or loss divided by the weighted average number of common shares outstanding. Diluted net income per share reflects net income divided by the weighted average number of common shares outstanding plus common share equivalents, computed using the treasury stock method, due to the dilutive effect of stock options. Diluted net loss per share does not include the effect of the common share equivalents because the effect would be antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Board Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires specific accounting treatment for internal use software which is effective for fiscal years beginning after December 15, 1998. Accordingly, the Company has adopted SOP 98-1 in 1999, and does not expect that SOP 98-1 will have a material effect on the Company's results of operations or financial position.


     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 2000. The Company does not expect the adoption of SFAS 133 will have a material effect on the Company's results of operations or financial position.


UNAUDITED INTERIM INFORMATION

     The accompanying financial statements and notes as of June 30, 1999 and for the three months ended June 30, 1998 and 1999 are unaudited. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial statements. The results of

                              QUOTESMITH.COM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) operations for the interim period are not necessarily indicative of results that may be expected for the entire year.

3. INCOME TAXES

     A reconciliation of income taxes (credit) based on the federal tax rate to amounts reported in the statements of operations is as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1996        1997         1998
                                                               ----        ----         ----
     Pre-tax income (loss) times federal rate............    $119,800    $(230,000)   $(66,500)
     State income taxes (credit).........................      14,200      (32,500)     (9,400)
     Increase (decrease) in valuation allowance..........      (9,400)      55,000      56,000
     Stock compensation..................................          --           --      19,400
     Other...............................................       4,700       (2,300)        500
                                                             --------    ---------    --------
     Income taxes (credit)...............................    $129,300    $(209,800)   $     --
                                                             ========    =========    ========

     The components of the provision (credit) for deferred income taxes are as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1996        1997         1998
                                                               ----        ----         ----
     Federal.............................................    $115,100    $(183,800)   $     --
     State...............................................      14,200      (26,000)         --
                                                             --------    ---------    --------
                                                             $129,300    $(209,800)   $     --
                                                             ========    =========    ========

     Deferred income taxes reflect the net tax effect of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and the effect of net operating loss carryforwards. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                              DECEMBER 31,
                                                         ----------------------
                                                           1997         1998
                                                           ----         ----
Deferred tax liabilities:
  Commissions receivable.............................    $ 268,000    $ 391,000
  Other assets.......................................        7,000        9,000
                                                         ---------    ---------
Total deferred tax liabilities.......................      275,000      400,000
Deferred tax assets:
  Net operating loss carryforwards...................      123,000      155,000
  Accounts payable...................................      207,000      317,000
  Stock compensation.................................           --       39,000
                                                         ---------    ---------
Total gross deferred tax assets......................      330,000      511,000
Valuation allowance..................................      (55,000)    (111,000)
                                                         ---------    ---------
Net deferred tax assets..............................      275,000      400,000
                                                         ---------    ---------
Net deferred tax amounts.............................    $      --    $      --
                                                         =========    =========

                              QUOTESMITH.COM, INC.

3. INCOME TAXES (CONTINUED)
     As of December 31, 1998, the Company had net operating loss carryforwards of $400,000 available to offset future taxable income, which expire $76,000 in 2001 and the remainder in 2006 to 2018. There were no income taxes paid or recovered in 1996, 1997, or 1998.

4. NOTES PAYABLE

     Interest paid under a bank line-of-credit agreement amounted to $12,000 in 1996, $43,000 in 1997, and $31,000 in 1998 at an interest rate of 9% payable monthly. Amounts previously borrowed under the agreement had been repaid as of December 31, 1998, and the agreement was terminated. Amounts drawn under the line-of-credit agreement had been collateralized by substantially all the assets of the Company and guaranteed personally by officers of the Company.

5. STOCKHOLDERS' EQUITY AND RELATED PARTY TRANSACTIONS

     During 1998, the Company sold 431,091 shares of its common stock for proceeds of $1,268,272, resulting in credits to common stock of $431 and additional paid-in capital of $1,267,841. Also, in 1998, the Company's stockholders agreed to terminate an agreement under which the Company previously had commitments and options to purchase its common stock from stockholders.

     In September 1998, the Company entered into a three year services agreement with a third party (the Party) under which the Company will pay a fee to the Party for its customers who purchase insurance through the Company's service. In February 1999, the Company sold 1,000,000 shares of its common stock to the parent company of the Party (the Investor) for proceeds of $3,000,000 and entered into stockholder agreements with the Investor and other major Company stockholders. The stockholder agreements give the Investor the right to acquire any new shares issued by the Company and the right to request the Company to file a registration statement with the Securities and Exchange Commission relating to the Investor's shares. The Investor's right to acquire any new shares issued by the Company terminates upon a public offering of the Company's common stock.

     During 1996, the Company purchased 1,750,000 shares of its common stock at a cost of $250,000.

     As of December 31, 1998, other assets includes $10,000 due from an officer on which interest was accruing at 10%. The amount was repaid in January 1999.

                              QUOTESMITH.COM, INC.

6. STOCK OPTIONS

     A summary of the Company's common stock option activity with employees and directors for 1997 and 1998 is as follows:

                                                        WEIGHTED AVERAGE PER SHARE
                                                      -------------------------------
                                                                        FAIR VALUE OF
                                                                           OPTIONS
                                           SHARES     EXERCISE PRICE       GRANTED
                                           ------     --------------    -------------
1997
  Granted and outstanding at December
     31, 1997..........................     75,000        $2.00             $1.09
1998
  Granted with exercise price:
     Less than stock value.............     50,000         1.00              2.35
     Equal to stock value..............     50,000         2.50              0.05
     Greater than stock value..........     75,000         7.00                --
                                           -------
                                           175,000         4.00              0.40
  Exercised............................    (25,000)        2.00
  Forfeited............................    (25,000)        2.00
                                           -------
  Outstanding at December 31, 1998.....    200,000         3.75
                                           =======

     In 1998, the Company recorded compensation expense, reported in general and administrative expense, of $150,000 relating to stock options with a corresponding credit to additional paid-in capital.

     The fair value of options granted in the foregoing table was computed using the minimum value method. Weighted average assumptions used in the computation include a risk free interest rate of 5% and an expected option life of 5 years. If stock-based compensation cost in the accompanying financial statements had been computed using the fair value method, the net loss would have been $248,000 ($0.02 per share) in 1998 and unchanged in 1997 and 1996.

                              QUOTESMITH.COM, INC.

6. STOCK OPTIONS (CONTINUED)
     Share and per share information relating to options outstanding is as follows:

                                                     OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                             -----------------------------------    --------------------
                                                         WEIGHTED
                                                          AVERAGE      WEIGHTED                WEIGHTED
                                                         REMAINING      AVERAGE                 AVERAGE
                                EXERCISE                CONTRACTUAL    EXERCISE                EXERCISE
             AS OF               PRICES      SHARES     LIFE(YEARS)      PRICE      SHARES       PRICE
             -----              --------     ------     -----------    --------     ------     --------
    December 31, 1997......      $2.00        75,000         7           $2.00       25,000      $2.00
                                             =======                                =======
    December 31, 1998......       1.00        50,000         9            1.00       50,000       1.00
                                  2.00        50,000         9            2.00       50,000       2.00
                                  3.00        25,000        10            3.00       25,000       3.00
                                  5.00        25,000        10            5.00
                                  7.00        25,000        10            7.00
                                  9.00        25,000        10            9.00
                                             -------                                -------
                               1.00-9.00     200,000         8            3.75      125,000       1.80
                                             =======                                =======

     The unexercisable options become exercisable in one to three years. As of December 31, 1998, the Company had 500,000 shares reserved for issuance of options and, accordingly, as of December 31, 1998, had an additional 300,000 options reserved for issuance with varying terms, including expiration dates of up to ten years from date of grant. See Note 8 for 1999 activity.

7. COMMITMENTS AND CONTINGENCIES

     As of December 31, 1998, the Company leases office space under an operating lease agreement in which the Company is committed to annual rent expense of approximately $100,000 through 2003. In addition, the Company must pay its proportionate share of taxes and operating costs. Rent expense was $41,000 in 1996, $61,000 in 1997, and $100,000 in 1998.

     The Company has employment agreements with certain of its executives under which the Company would be required to pay severance of one to two years of annual salary to terminate those agreements.

     The Company is subject to legal proceedings and claims in the ordinary course of business. The Company is not aware of any legal proceedings or claims that are believed to have a material effect on the Company's financial position.

8. INTERIM FINANCIAL INFORMATION (UNAUDITED)

COMMON STOCK SOLD AND OPTIONS GRANTED

     For the six months ended June 30, 1999, the Company sold 1,128,000 shares of common stock at $3.00 per share for proceeds of $3,384,000. Such sales included 1,000,000 shares sold to an Investor as described in Note 5 and shares sold to employees of 100,000 in January 1999 and 28,000 in March 1999.

     In January 1999, the Company issued 175,000 stock options to employees with an average exercise price of $6.43 per share, and 100,000 stock options with an average exercise price of

                              QUOTESMITH.COM, INC.

8. INTERIM FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
$6.00 per share were forfeited. In March and April 1999, the Company issued 225,000 stock options to employees with an average exercise price of $4.60 per share.

     For common stock sold and stock options granted to employees in March and April 1999, compensation expense of $1,411,000 has been measured based on an estimated fair value of the Company's common stock of $10.00 per share. Compensation expense of $957,000 ($0.07 per share) was charged to expense in the six months ended June 30, 1999, including $549,000 to operations expense and $408,000 to general and administrative expense with corresponding credits to additional paid-in capital. Unamortized compensation expense of $454,000 as of June 30, 1999 relating to nonvested stock options will be amortized over the vesting period of the options. The expense amortization will be $222,000 in the remainder of 1999, $192,000 in 2000 and $40,000 in 2001.

     The Company has committed to grant 212,000 options to directors and employees upon completion of the public offering of the Company's common stock. The options will have an exercise price equal to the initial public offering price.

     Shares reserved for exercise of stock options were increased to 1,475,000 in May 1999.

EMPLOYEE STOCK PURCHASE PLAN

     In March 1999, the Company adopted a plan under which employees may purchase shares of the Company's common stock through payroll deductions of up to 10% of each employee's compensation. The first offering period during which shares may be purchased will begin at the effective date of the Company's initial public offering of its common stock and end on December 31, 1999. Subsequent offering periods will be in six-month intervals. Shares may be purchased at 85% of the lower of the fair value of the common stock on the first or the last day of each offering period. The Company reserved 250,000 shares for purchase under the plan.

PREFERRED STOCK

     In May 1999, the Company authorized 5,000,000 shares of $0.001 par value preferred stock. No shares have been issued.

STOCKHOLDER RIGHTS PLAN

     In May 1999, the Company declared a distribution of one preferred stock purchase right for each outstanding share of its common stock, and the Company intends to issue those rights along with future issuances of common shares. The rights become exercisable only if a person or group acquires or announces the intent to acquire 15% or more of the Company's common stock. Prior to the rights becoming exercisable, the Company may redeem the rights for $0.01 per right. If the rights become exercisable, the Company may exchange each right for one share of common stock providing that 50% of the Company has not been acquired. The rights expire in 2009.

     If the rights become exercisable and they have not been exchanged, holders of each right, other than the acquiring person or group, would be entitled to acquire one hundredth of a share of the Company's preferred stock at an exercise price equal to five times the initial

                              QUOTESMITH.COM, INC.

8. INTERIM FINANCIAL INFORMATION (UNAUDITED) (CONTINUED) offering price of the Company's common stock. If issued, each preferred share would entitle the holder to cumulative quarterly dividends of the greater of $1.00 per share or 100 times the common share dividends. The preferred shareholders would receive 100 votes per share and have a liquidation preference of $1.00 per share over the common shares.

     In lieu of purchasing preferred shares, holders of each right, other than the acquiring person or group, on payment of the exercise price, would be entitled to acquire the number of shares of the Company's common stock or other assets with a value of two times the exercise price. In addition, if 50% of the Company is acquired, the holders of each right would be entitled to acquire the number of shares of the acquiring company's common stock having a value of two times the exercise price.

LEASE AGREEMENT

     In April 1999, the Company entered into an operating lease agreement in which the Company is committed to additional annual rent expense of $100,000 through 2003.

NOTE PAYABLE

     In June 1999, the Company borrowed $2,000,000 from the Investor referred to in Note 5. The loan must be repaid at the earlier of December 2000 or the date of a sale of the Company's common stock registered under the Securities Act of 1933, as amended. Additionally, the loan must be repaid to the extent of the net proceeds to the Company from any sale of common stock or securities convertible into common stock. Interest accrues at an annual rate of 12.5% payable quarterly.

DEFERRED OFFERING EXPENSES

     Deferred offering expenses represent incremental costs relating to the initial public offering of the Company's common stock.

INSIDE BACK COVER

Top of Page:   Bold, Buyer-Driven (circular stock photo, fades)
               Insurance
   Headline:   Term life purchase example...
 Subheading:   In just four steps, Quotesmith.com customers can search the
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     Picture of Quotesmith.com Web site
     STEP 1:   Request instant quotes...
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               begins. At Quotesmith.com we search the marketplace and guarantee the accuracy of every quote.

     Picture of Quotesmith.com Web site
     STEP 2:   View the lowest guaranteed premiums...
    Caption:   Quotesmith.com shows consumers the guaranteed lowest premiums, all conveniently ranked by lowest cost.

     Picture of Quotesmith.com Web site
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    Caption:   Quotesmith.com's policy description screen shows the latest
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     STEP 4:   Request an application...
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Bottom of Page:  Capital letters, QUOTESMITH.COM

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,000,000 SHARES
                             [QUOTESMITH.COM LOGO]

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               HAMBRECHT & QUIST

                            PAINEWEBBER INCORPORATED

                              ABN AMRO ROTHSCHILD
                      A DIVISION OF ABN AMRO INCORPORATED

                           CHARLES SCHWAB & CO., INC.

                            ------------------------

                                          , 1999
                            ------------------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until           , 1999, all dealers that buy, sell or trade in our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the sale of shares of common stock being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market Listing Fee.

SEC Registration Fee........................................    $ 22,240
NASD Filing Fee.............................................       8,500
NASDAQ National Market Listing Fee..........................      95,000
Blue Sky Fees and Expenses..................................      10,000
Printing and Engraving Expenses.............................     200,000
Legal Fees and Expenses.....................................     300,000
Accounting Fees and Expenses................................     300,000
Transfer Agent and Registrar Fees...........................      10,000
Miscellaneous Expenses......................................      29,260
                                                                --------
     Total..................................................    $975,000
                                                                ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

     As permitted by the DGCL, Article Sixth of the Registrant's certificate of incorporation and Article VI of the Registrant by-laws together provide that (i) the Registrant shall indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain very limited exceptions; (ii) the Registrant is permitted to indemnify its other employees to the maximum extent and in the manner permitted by applicable Delaware law (iii) the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding, subject to certain limited exceptions; and
(iv) the rights conferred in the By-Laws are not exclusive. As permitted by the DGCL, the Registrant's certificate of incorporation includes a provision that eliminates the personal inability of its directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by Delaware law. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into indemnification agreements with its directors. These directorship agreements provide that the directors will be indemnified against expenses

(including attorneys' fees), judgments, fines, amounts paid in settlement such (if settlement is approved by the Registrant) in any action or proceeding, including any derivative action, on account of their service as directors of the Registrant or of any subsidiary of the Registrant or of any other company or enterprise in which they are serving at the request of the Registrant. No indemnity will be provided to any director under these agreements if the director did not act in good faith or in the best interests of Registrant, or in a criminal action if the Directors had reasonable cause to believe its conduct was unlawful. In addition, no indemnification will be provided for which payment is made to or on behalf of the director under any insurance policy, or in connection with any proceeding initiated by the director, or if a proceeding was initiated by the director not in good faith or claims under Section 16(b) of the Securities Exchange Act of 1954, as amended, or if such indemnification is determined by a court of competent jurisdiction to be contrary to public policy.

     Under Article VI of the Registrant's by-laws, the Registrant is authorized to insurance covering the Registrant's directors and officers against liability asserted against them in their capacity as such.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since May 26, 1996, we have sold and issued the following unregistered securities:

     (1) On February 28, 1998, we sold 5,000 shares of common stock to William
         V. Thoms for $10,000.

     (2) On March 31, 1998, we sold 20,000 shares of our common stock to William
         V. Thoms for $40,000.

     (3) On March 31, 1998, we sold 8,333.33 shares of common stock to Timothy Shannon for $25,000.

     (4) On April 2, 1998, we sold 4,000 shares of common stock to John M. Conness, D.D.S. and Mary Lu Conness, as tenants-in-common, for $12,000.

     (5) On April 3, 1998, we sold 50,000 shares of common stock to Harris Bank Palatine as custodian for Gerald F. Fitzgerald for $150,000.

     (6) On April 3, 1998, we sold 150,000 shares of common stock to Catholic Order of Foresters for $450,000.

     (7) On April 8, 1998, we sold 8,333 shares of common stock to each of Grace Reilly, Kevin Reilly, John Reilly and Chris Reilly for aggregate consideration of $100,000.

     (8) On April 8, 1998, we sold 8,333.33 shares of common stock to First National Bank of LaGrange, IRA #3530, for $25,000.

     (9) On April 8, 1998, we sold 91,668 shares of common stock to Reimark Capital, LLC for $275,000.

     (10) On April 13, 1998, we sold 2,000 shares of common stock to Denise D. Rueben and Bruce J. Rueben, as tenants-in-common, for $6,000.

     (11) On April 13, 1998, we sold 16,000 shares of common stock to Kevin Dolehide, D.O. and Mary Eileen Dolehide, as tenants-in-common, for $48,000.

     (12) On April 20, 1998, we sold 2,000 shares of common stock to Thomas R. Lang and Electa Lang, as joint tenants with rights of survivorship, for $6,000.

     (13) On May 1, 1998, we sold 3,000 shares of common stock to William W. Hembrough and Jean A. Hembrough, as tenants-in-common, for $9,000.

     (14) On July 21, 1998, we sold 1,666 shares of common stock to James Haggerty and Noreen Haggerty, as tenants-in-common, for $4,998.

     (15) On August 11, 1998, we sold 3,333 shares of common stock to Peter C. Poisson for $9,999.

     (16) On August 20, 1998, we sold 3,000 shares of common stock to John M. Conness, D.D.S. and Mary Lu Conness, as tenants-in-common, for $9,000.

     (17) On August 31, 1998, we sold 15,000 shares of common stock to John Dolehide, D.O. for $45,000.

     (18) On October 31, 1998, we sold 2,425 shares of common stock to Robert C. and Beth S. Dolehide, as tenants-in-common, for $7,275.

     (19) On November 30, 1998, we sold 12,000 shares of common stock to Robert Chaps and Eileen M. Hayes, as joint tenants with rights of survivorships, for $36,000.

     (20) On January 17, 1999, we sold 100,000 shares of common stock to Grant
          F. Kuphall for $300,000.

     (21) On February 10, 1999, we sold 1,000,000 shares of common stock to Intuit, Inc. for $3,000,000.

     (22) On March 29, 1999, we sold 28,000 shares of common stock to Thomas A. Munro and Francis M. Munro, as tenants in common, for $84,000.

     The issuances described above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS:


EXHIBIT    DESCRIPTION
-------    -----------
  1.1+     Form of Underwriting Agreement
  1.2+     Form of Subscription Agreement between the Registrant and
           Intuit Inc.
  3.1+     Restated Certificate of Incorporation of Registrant
  3.2+     Amended and Restated By-Laws of Registrant
  4.2+     Specimen Certificate for Registrant's common stock
  4.3+     Form of Rights Agreement
  4.3(a)   Certificate of Designation, Preferences and Rights
  4.4+     Investor Rights Agreement, dated February 10, 1999, between
           Registrant and Intuit Inc.
  5.1      Opinion of Freeborn & Peters
 10.1+     Quotesmith.com 1997 Stock Option Plan (as amended and
           restated March 29, 1999) of Registrant
 10.2+     Quotesmith.com 1999 Employee Stock Purchase Plan
 10.3      Employment Agreement between Registrant and Robert S. Bland
 10.4      Employment Agreement between Registrant and William V. Thoms
 10.5      Employment Agreement between Registrant and Ronald A.
           Wozniak
 10.6      Employment Agreement between Registrant and Thomas A. Munro
 10.7      Employment Agreement between Registrant and Burke A.
           Christensen
 10.8+     Form of Director Indemnification Agreement
 10.9+     Lease dated as of August 1994, between Registrant and
           LaSalle National Trust N.A.
 10.10+    Lease Amendment Agreement dated as of November 1995, between
           Registrant and LaSalle National Trust N.A.
 10.11+    Lease Amendment Agreement as of September 1997, between
           Registrant and LaSalle National Trust N.A.
 10.12+    Lease Amendment Agreement dated as of July 1998, between
           Registrant and LaSalle National Trust N.A.
 10.13+    Note Purchase Agreement, dated as of June 23, 1999, by and between the Registrant and Intuit Inc.
 10.14     Services Agreement, dated as of September 9, 1998, by and
           between the Registrant and Intuit Insurance Services, Inc.
 23.1      Consent of Ernst & Young LLP
 23.2+     Consent of Admiral Jeremiah A. Denton, Jr.
 23.3+     Consent of Richard F. Gretsch
 23.4+     Consent of John McCartney
 23.5      Consent of Freeborn & Peters (included in Exhibit 5.1)
 24.1+     Power of Attorney (See page II-6)
 27.1+     Financial Data Schedule (for SEC use only)


-------------------------

+  Previously filed

(B) FINANCIAL STATEMENT SCHEDULES:

     All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on July 30, 1999.


                                          QUOTESMITH.COM, INC.

                                          By:      /s/ ROBERT S. BLAND
                                            ------------------------------------
                                              Name: Robert S. Bland,
                                              Title:  Chairman, President and
                                                      Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities indicated on July 30, 1999:


                  SIGNATURE                                             TITLE
                  ---------                                             -----
             /s/ ROBERT S. BLAND                 Chairman, President and Chief Executive Officer
---------------------------------------------    (Principal Executive Officer)
               Robert S. Bland

                      *                          Executive Vice President and Director
---------------------------------------------
              William V. Thoms

                      *                          Vice President, Chief Financial Officer and
---------------------------------------------    Secretary (Principal Financial and Accounting
               Thomas A. Munro                   Officer)

                      *                          Director
---------------------------------------------
               Bruce J. Rueben

                      *                          Director
---------------------------------------------
             Timothy F. Shannon

            * /s/ ROBERT S. BLAND
---------------------------------------------
               Robert S. Bland
        Pursuant to Power of Attorney

                                 EXHIBIT INDEX


EXHIBIT    DESCRIPTION
-------    -----------
 4.3(a)    Certificate of Designation, Preferences and Rights
  5.1      Opinion of Freeborn & Peters
 10.3      Employment Agreement between the Registrant and Robert S.
           Bland
 10.4      Employment Agreement between the Registrant and William V.
           Thoms
 10.5      Employment Agreement between the Registrant and Ronald A.
           Wozniak
 10.6      Employment Agreement between the Registrant and Thomas A.
           Munro
 10.7      Employment Agreement between the Registrant and Burke A.
           Christensen
 10.14     Services Agreement, dated as of September 9, 1998, by and
           between the Registrant and Intuit Insurance Services, Inc.
 23.1      Consent of Ernst & Young LLP
 23.6      Consent of Freeborn & Peters (included in Exhibit 5.1)